FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 16 June 2004

* Print the name and title of the signing officer under his signature.

Company Announcements Platform

Australian Stock Exchange Limited

Level 10

20 Bond Street

SYDNEY NSW 2000

Australia and New Zealand Banking Group Limited – Australian Dollar

Debt Issuance Programme

ANZ is today lodging with the Australian Stock Exchange the following documents relating to an Australian Dollar Debt Issuance Programme with effect from 21 May 2004:

•      Appendix 3B

•      Fixed & Floating Rate Pricing Supplements

•      Information Memorandum

•      Amended and restated Deed Poll.

These documents are being filed in four successive lodgements that will follow.

Yours sincerely,

John Priestley

Company Secretary

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$350,000,000 Floating Rate – A$380,000,000

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

1

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Fixed Rate – 99.958 Floating Rate – 100.000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

+ See chapter 19 for defined terms.

2

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

3

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling feepayable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

4

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☒	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

6

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

7

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 20 May 2004
Company secretary

Print name:	John Priestley

+ See chapter 19 for defined terms.

8

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 21

Tranche No: 1

AUD 350,000,000 6.50% Fixed Rate Subordinated Callable Notes
Issue Price: 99.958 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

trading as ANZ Investment Bank

DEUTSCHE BANK AG
(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA
(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH
(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement is 18 May 2004

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	21

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$350,000,000

5	(i) Issue Price:	99.958 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$ 349,853,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	21 May 2004

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	21 May 2014

9	Interest Basis:	From Issue Date to 21 May 2009, Fixed Rate From 21 May 2009 to 21 May 2014, Floating Rate

(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	From 21 May 2009 the Securities will attract a Floating Rate of interest

12	Put/Call Options:	The Securities may be redeemed at the option of the Issuer in whole at par on any Interest Payment Date falling on or after 21 May 2009

13	Status of the Securities:	Subordinated Notes

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.50 per cent. per annum payable semi-annually in arrears during the period commencing on the Issue Date and ending on 21 May 2009

	(ii) Interest Payment Date(s):	21 May and 21 November in each year commencing 21 November 2004 up to 21 May 2009

	(iii) Fixed Coupon Amount[(s)]	$32.50 per $1,000 on each Interest Payment Date up to an including 21 May 2009

1

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Business day Convention	Following Business Day Conversion

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Applicable

	(i) Interest Period(s)/lnterest Payment Dates/Interest Period Date if not an Interest Payment Date:		3 months during the period commencing on 21 May 2009 and ending on 21 May 2014

	(ii)	Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:		Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):		ANZ Investment Bank

	(v)	Screen Rate Determination:	Applicable

		- Reference Rate:	3 month BBSW

		- Interest Determination Date(s):	The first day of each Interest Period

		- Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	+ 0.91 per cent. per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)                                                      Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Applicable

	(i)	Optional Redemption Date(s):	Any Interest Payment Date falling on or after 21 May 2009

	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):		Outstanding Nominal Amount

	(iii)	If redeemable in part:

	(a)	Minimum Redemption Amount:	Not Applicable

2

	(b) Maximum Redemption Amount:	Not Applicable

	(iv) Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Investment Bank
(Lead Manager and Dealer)

Deutsche Bank AG
Royal Bank Of Canada
UBS AG, Australia Branch
(Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	AUOOOOANZHE8

36	Code	ANZHE (ASX Code)

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 21 May2004.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

3

By:	/s/ Mark Anwender	By:	/s/ Ross Glasscock
	Duly Authorised Signatory		Duly Authorised Signatory

4

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 22
Tranche No: 1

AUD 380,000,000 Floating Rate Subordinated Callable Notes
Issue Price: 100 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

trading as ANZ Investment Bank

DEUTSCHE BANK AG
(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA
(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH
(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement 18 May 2004

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	22

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$380,000,000

5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$380,000,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	21 May 2004

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	21 May 2014

9	Interest Basis:	Floating Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	The Securities may be redeemed at the option of the Issuer in whole at par on any Interest Payment Date falling on or after 21 May 2009

13	Status of the Securities:	Subordinated Notes

14	Listing :	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Period(s)/lnterest Payment Dates/Interest Period Date if not an Interest Payment Date:	3 months

	(ii) Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

	(v) Screen Rate Determination:	Applicable

	- Reference Rate:	3 month BBSW

	- Interest Determination Date(s):	The first day of each Interest Period

	- Relevant Screen Page:	Reuters screen page BBSW

	(vi) Margin(s):	From the Issue Date to 21 May 2009: + 0.41 per cent, per annum

From 21 May 2009 to 21 May 2014: + 0.91 per cent, per annum

	(vii) Minimum Rate of Interest:	Not Applicable

	(viii) Maximum Rate of Interest:	Not Applicable

	(ix) Rate Multiplier	Not Applicable

	(x) Day Count Fraction:	Actual/365

(xi)                  Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions	Not Applicable

19	Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Applicable

	(i) Optional Redemption Date(s):	Any Interest Payment Date falling on or after 21 May 2009

	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Outstanding Nominal Amount

(iii) If redeemable in part:

	(a) Minimum Redemption Amount:	Not Applicable

	(b) Maximum Redemption Amount:	Not Applicable

	(iv) Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

2

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	I f syndicated, names of Lead Managers and the	ANZ Investment
	Dealers:	(Lead Manager and Dealer)

Deutsche Bank AG
Royal Bank Of Canada
UBS AG, Australia Branch
(Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	AUOOOOANZHF5

36	Code	ANZHF (ASX Code)

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 21 May 2004.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:	/s/ Mark Anwender	By:	/s/ Ross Glasscock
	Duly Authorised Signatory		Duly Authorised Signatory

3

INFORMATION MEMORANDUM

AUSTRALIA AND NEW ZEALAND

BANKING GROUP LIMITED

Australian Business Number 11 005 357 522

(Incorporated with limited liability in Australia)

AUSTRALIAN DOLLAR

DEBT ISSUANCE PROGRAMME

for the Issue of Medium Term Notes, Subordinated Notes and Transferable Certificates of Deposit

Arranged by

ANZ INVESTMENT BANK

The date of this Information Memorandum is 23 April 2004

IMPORTANT NOTICE

Australia and New Zealand Banking Group Limited (the “Issuer”) having made all reasonable enquiries confirms that this Information Memorandum (the “Information Memorandum”) contains or incorporates all of the information relating to the Issuer and its subsidiaries (together the “Group”’) that is material in the context of the subscription for and issuance of Medium Term Notes and Subordinated Notes (together the “Notes”) and/or the making and acceptance of transferable deposits (the “Transferable Deposits”) and the issuance of Transferable Certificates of Deposit representing the relevant Transferable Deposits (the “Transferable Certificates of Deposit”) (together with the Notes, the “Securities”), the information contained in or incorporated by reference into this Information Memorandum is in every material respect true and accurate and not misleading, the opinions and intentions expressed in this Information Memorandum are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts the omission of which would, in the context of the subscription for and issuance of Securities, make any statement in this Information Memorandum misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements.  The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Information Memorandum in connection with the Group, the issue or sale of the Securities and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined below in the “Summary of Programme”).  Neither the delivery of this Information Memorandum nor any offer, issue or sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer or the Group since the date hereof or the date upon which this Information Memorandum has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer or the Group since the date hereof or the date upon which this Information Memorandum has been most recently amended or supplemented or that any other information supplied in connection with this Australian Dollar Debt Issuance Programme (the “Programme”) is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Information Memorandum and the issuance, offering or sale of the Securities in certain jurisdictions may be restricted by law.  Persons into whose possession this Information Memorandum or interests in or rights in respect of the Securities come are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restrictions.

No action has been taken by the Issuer, the Arranger or the Dealers which would permit a public offering of any Securities or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Subject to certain exceptions, the Securities may not be offered, sold or delivered within the United States or to U.S. persons.  In addition, the Issuer has not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the Regulations) of Securities having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the Financial Services and Markets Act 2000.  Securities may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.  For a description of certain restrictions on acceptance, offers, issues and sales of the Securities and on distribution of this Information Memorandum, see “Subscription and Sale”.

This Information Memorandum does not constitute an offer of, or an invitation by or on behalf of any of the Issuer, the Dealers or the Arranger to make or accept any Transferable Deposit or to subscribe for, purchase or acquire any Securities.

The Dealers and the Arranger have not separately verified the information contained in this Information Memorandum.  None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Information Memorandum.  Neither this Information Memorandum nor any document incorporated by reference herein is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Dealers or the Arranger that any recipient of this Information Memorandum or any document incorporated by reference herein should make any Transferable Deposit or purchase or acquire any Securities.  Each potential investor in or purchaser of Securities should determine for itself the financial condition and affairs of the Issuer and the relevance of the information contained in this Information Memorandum or the documents incorporated by reference and its purchase or acquisition of Securities or making of Transferable Deposits should be (and will be deemed as having been) based upon any such investigation as is necessary.  None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Information Memorandum nor to advise any investor or potential investor in the Securities of any information coming to the attention of any of the Dealers or the Arranger.

No advice is given in respect of the taxation treatment of potential investors or purchasers in connection with investment in any Securities and each investor or purchaser is advised to consult its own professional adviser.

Each Dealer, its subsidiaries, directors and employees may receive fees, brokerage and commissions and may act as principal in dealing in any Securities.

Under the Programme, the Issuer may from time to time issue Securities subject as set out herein.  A summary of the terms and conditions of the Programme and the Securities appears below.  The applicable terms of any Security will be agreed between the Issuer and the relevant Dealer prior to the issuance of the Securities and will be set out in the Conditions of the Securities incorporated by reference into the Securities, as modified and supplemented by the relevant Pricing Supplement (as defined below) in respect of such Securities.

In this Information Memorandum all references to the issue or issuance of Securities are to:

(i)                                  the issue of Transferable Certificates of Deposit by the Issuer in respect of Transferable Deposits made by investors and accepted by the Issuer; or

(ii)                              the issue of Notes by the Issuer; or

(iii)                          both as the context requires.

TABLE OF CONTENTS

Important Notice

Documents Incorporated by Reference

Summary of the Programme

Conditions of the Securities

Definitions and Interpretation

Form, Denomination and Title

Status

Negative Pledge

Interest and Other Calculations

Redemption, Purchase and Options

Payments

Transfer

Taxation

Prescription

Events of Default

Subordination

Meetings of Registered Holders, Modifications and Waiver

Further Issues of Securities

Notices

Governing Law

Prescribed Issue

Use of Proceeds

Subscription and Sale

Form of Pricing Supplement

DOCUMENTS INCORPORATED BY REFERENCE

This Information Memorandum should be read and construed in conjunction with each Pricing Supplement relating to any Securities, the most recently published audited consolidated accounts of the Group and any subsequent interim financial statements of the Group from time to time and any amendment or supplement to this Information Memorandum, which shall be deemed to be incorporated in, and to form part of, this Information Memorandum and which shall be deemed to modify or supersede the contents of this Information Memorandum to the extent that a statement contained in any such document incorporated by reference is inconsistent with the contents of this Information Memorandum.  References to “Information Memorandum” are to this Information Memorandum and to any other document incorporated by reference collectively and to any of them individually.

Copies of all documents incorporated by reference may be obtained from the Issuer and are available for inspection at the Issuer’s offices at Level 14, 530 Collins Street, Melbourne.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Tranche of Securities, the relevant Pricing Supplement.  Words and expressions defined or used in “Conditions of the Securities” below shall have the same meanings in this summary.

Issuer:	Australia and New Zealand Banking Group Limited.

Description:

An Australian Dollar denominated Debt Issuance Programme allowing for the issuance of Transferable Certificates of Deposit, Medium Term Notes (“Medium Term Notes”) or Subordinated Medium Term Notes (“Subordinated Notes”).

Programme Size:	Unlimited

Arranger:	Australia and New Zealand Banking Group Limited (“ANZ Investment Bank”)

Dealers:	ANZ Investment Bank

Additional Dealers may be appointed, from time to time, by the Issuer for any Tranche of Securities.

Direct Issues by Issuer:

The Issuer may also issue Securities directly to, purchasers or investors (as applicable) procured by it. Such purchasers will be required to confirm and acknowledge to the Issuer in writing that the issue of the Securities resulted from the Securities being offered for issue as a result of negotiations being initiated publicly in electronic form (eg Reuters or Bloomberg) or in another form that was used by financial markets for dealing in debentures.

Method of Issue or Acceptance of Securities:

Securities will be issued on a syndicated or a non-syndicated basis. Securities may be issued by the Issuer in one or more Series having one or more Issue Dates and on terms otherwise identical (or identical other than in respect of the first payment of interest and related matters described below), with the Securities of each Series being intended to be interchangeable with all other Securities of that Series. Each Series of Securities may be issued in Tranches on the same or different Issue Dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the Issue Date, Issue Price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Information Memorandum (a “Pricing Supplement”).

Issue Price:

Notes may be issued at their principal amount or at a discount or premium to their principal amount.

Transferable Certificates of Deposit may be issued at their principal amount or at a discount or premium to their principal amount (where the principal amount is equal to the amount of the relevant Transferable Deposit accepted by the Issuer).

Form of Securities

Securities will be issued in registered form. Securities will be constituted by a Deed Poll dated 20 June 2001 as amended and restated on 11 April 2003 and 23 April 2004 and as further amended and/or restated and/or supplemented from time to time given by the Issuer for the benefit of the Registered Holders of those Securities from time to time and will take the form of entries on a Register maintained by the Registrar. A copy of the Deed Poll may be inspected during normal business hours at the offices of the Issuer or the Registrar or such other place or places as may be determined from time to time and notified to the Registered Holders.

The terms and conditions of the Securities are contained in Schedule 1 to the Deed Poll and are modified and supplemented by the relevant Pricing Supplement.

Title:

Entry of the name of the person in the Register in respect of a Security constitutes the obtaining or passing of title and is conclusive evidence that the person so entered is the Registered Holder of the Securities.

No certificates or other evidence of title will be issued to Registered Holders unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation. Securities that are held in the Austraclear System will be registered in the name of Austraclear Limited and title to the Securities will be determined in accordance with the Austraclear Regulations.

Payments:

Payments will be made on the payment dates specified in the Pricing Supplement to the persons whose names are entered in the Register as at 5.00pm local Registry Office time on the relevant Record Date which is the 8th day before a payment date.

Payments in respect of Securities lodged within the Austraclear System will be made by crediting the amount due to the account of the Registered Holder in accordance with the Austraclear Regulations. If Securities are not lodged in the Austraclear System, payments will be made to the account of the Registered Holder noted on the Register. If no account is notified then payments will be made by cheque mailed on the Business Day immediately preceding the relevant Interest Payment Date or on the Maturity Date (as applicable) to the Registered Holder at its address appearing on the Register on the Record Date.

Maturities:	Any maturity, subject to compliance with legal and regulatory requirements. The Maturity Date applicable to each Tranche of Securities will be specified in the relevant Pricing Supplement.

Denominations:

Securities will be issued in such denominations as may be specified in the relevant Pricing Supplement subject to compliance with all applicable legal and/or regulatory and/or central bank requirements.

Securities may only be sold in Australia if the aggregate consideration payable by the investor or purchaser (in the case of a Transferable Certificate of Deposit by way of a deposit with the Issuer) is at least A$500,000 (disregarding moneys lent by the Issuer or its associates) or if the Securities are otherwise sold in a manner that does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

Securities may only be issued by the Issuer in a jurisdiction or jurisdictions other than Australia if the issue is in compliance with the laws of the jurisdiction in which the issue is made and the Securities are otherwise issued in a manner that does not require disclosure to investors under the laws of that jurisdiction or those jurisdictions.

Transfer of Securities

Securities may only be transferred in accordance with the Conditions.

Transfers of Securities held in the Austraclear System or any other clearing system specified in the relevant Pricing Supplement will be made in accordance with the Austraclear Regulations or the rules and regulations of the relevant clearing system (as appropriate).

In all other cases, applications for the transfer of Securities must be made by lodgement of a duly completed (if applicable) stamped transfer and acceptance form with the Registrar.  Transfer and acceptance forms can be obtained from the Registrar.  The transfer takes effect upon the transferee’s name being entered on the Register.

Securities are only transferable within, to or from Australia in the denominations specified in the relevant Pricing Supplement and Securities may only be transferred within, to or from Australia if the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

Securities may only be transferred between persons in a jurisdiction or jurisdictions other than Australia if the transfer is in compliance with the laws of the jurisdiction in which transfer takes place and the Securities are otherwise transferred in a manner that does not require disclosure to investors under the laws of that jurisdiction or jurisdictions.

Fixed Rate Securities:	Fixed Rate Securities will bear a fixed rate of interest payable in arrear on the Interest Payment Date or Dates in each year as specified in the relevant Pricing Supplement.

Floating Rate Securities:

Floating Rate Securities will bear interest set separately for each Series by reference to a rate appearing on an agreed screen page of a commercial quotation service or on such other basis as may be specified in the relevant Pricing Supplement, as adjusted by any applicable Margin. Interest Periods and Interest Payment Dates will be specified in the relevant Pricing Supplement.

Index Linked Securities:	Payments (whether in respect of principal or interest and

whether at maturity or otherwise) in respect of, respectively, Index Linked Redemption Securities and Index Linked Interest Securities will be calculated by reference to such stock or commodity or other index, currency exchange rate and/or formula as the Issuer and the relevant Dealer or other investor may agree (as specified in the relevant Pricing Supplement).

Zero Coupon Securities:

Zero Coupon Securities may be issued or sold at their Nominal Amount or at a discount to it and will not bear interest. Zero Coupon Securities may only be issued or sold in, or transferred to or between persons in, a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

Interest Periods and Interest Rates:

The length of the Interest Periods for the Securities and the applicable Rate of Interest or its method of calculation may differ from time to time or be constant for any Series.  Securities may have a Maximum Rate of Interest, a Minimum Rate of Interest or both. The use of Interest Accrual Periods permits the Security to bear interest at different rates in the same Interest Period. All such information will be set out in the relevant Pricing Supplement.

Other Securities:

The Issuer may from time to time issue Securities in a form not contemplated by “Conditions of the Securities” herein. Terms applicable to any other type of Security that the Issuer and any relevant Dealer(s) or other investor may agree to issue under the Programme will be set out in the relevant Pricing Supplement.

Structured Security Risks:

The following paragraph does not describe all the risks of an investment in the Securities.  Prospective investors or purchasers should consult their own financial and legal advisers about risks associated with an investment in a particular Tranche of Securities and the suitability of investing in the Securities in light of their particular circumstances.

An investment in Securities, the premium and/or the interest on or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae, either directly or indirectly, may entail significant risks not associated with similar investments in a conventional debt security, including the risks that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that an investor could lose all or a substantial portion of the principal of its Securities.

Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Security.

Optional Redemption:

The Pricing Supplement issued in respect of each Tranche of Securities will state whether such Securities may be redeemed (either in whole or in part) prior to their stated maturity at the option of the Issuer or the Registered Holders, and if so the terms applicable to such redemption.

Redemption by Instalments:	The Pricing Supplement in respect of each Series of Securities that are redeemable in instalments will set out the Instalment Amounts and Instalment Dates on which the Securities may be redeemed.

Redemption for tax reasons

In certain circumstances following notice by the Issuer, all of the Securities of a Series may be redeemed following any changes in tax law which give rise to an obligation of the Issuer to make any withholding or deduction (as provided in Condition 6.2 (Redemption for Taxation Reasons)).

Status of Notes:

The Issuer may elect to issue Notes that represent either unsubordinated debt or subordinated debt obligations.

Medium Term Notes

Medium Term Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer ranking pari passu among themselves and (save for certain debts, including those in respect of the Issuer’s deposit liabilities in Australia, required to be preferred by law) with all present and future unsubordinated and unsecured obligations of the Issuer, all as more fully set out in Condition 3 (Status).

Subordinated Notes

Subordinated Notes will constitute direct and unsecured subordinated obligations of the Issuer and, unless otherwise specified in the applicable Pricing Supplement, rank pari passu among themselves and, unless otherwise specified in the applicable Pricing Supplement, rank at least pari passu with all other unsecured subordinated obligations incurred or assumed by the Issuer other than those mandatorily preferred by law. The claims of Subordinated Noteholders will, in the event of the winding up of the Issuer, be subordinated in right of payment to all Unsubordinated Creditors as more fully set out in Condition 3 (Status).

Status of Transferable Certificates of Deposit:

The Issuer is an “authorised deposit-taking institution” (an “ADI”) as that term is defined under the Banking Act 1959 of the Commonwealth of Australia (the “Banking Act”). Transferable Certificates of Deposit will constitute deposit liabilities in Australia of the Issuer for the purpose of section 13A of the Banking Act. That section provides that in the event of an ADI becoming unable to meet its obligations or suspending payment, the assets of the ADI in Australia shall be available to meet the ADI’s deposit liabilities in Australia in priority to all other liabilities of the ADI.

Negative Pledge:

The Medium Term Notes will have the benefit of a negative pledge in respect of external indebtedness as more fully set out in Condition 4 (Negative Pledge). The Conditions of the Subordinated Notes will contain no negative pledge.

Cross Default:

The terms and conditions of the Medium Term Notes will contain a cross default clause in respect of indebtedness for borrowed money (excluding moneys borrowed in the ordinary course of banking business) having an aggregate principal amount of at least US$10,000,000 of the Issuer as more fully set out in Condition 11 (Events of Default). The terms and conditions of the Subordinated Notes will contain no cross default.

Austraclear:

Unless otherwise specified in the relevant Pricing Supplement, application will be made to Austraclear Limited ABN 94 002 060 773 for approval for each Tranche of Securities to be traded on the settlement system operated by Austraclear Limited (in accordance with the Regulations and Operating Manual of Austraclear Limited).

Registrar:	Austraclear Services Limited ABN 28 003 284 419

Tax File Number:

The Issuer will deduct tax from payments of interest at the highest marginal tax rate plus the highest Medicare levy if an Australian resident investor or a non-resident investor carrying on business in Australia at or through a permanent establishment of the non-resident in Australia has not supplied an appropriate tax file number, Australian Business Number or exemption details.

Withholding Tax:

All payments of principal and interest in respect of the Securities issued in Australia will be made free and clear of all Australian withholding taxes, subject to exceptions, all as described in Condition 9 (Taxation).

Public Offer Test:

The Issuer proposes to issue Securities and to make payments of interest in a manner which will satisfy the requirements of section 128F of the Income Tax Assessment Act 1936 (Cth). The public offer test status of a Tranche of Securities will be specified in the relevant Pricing Supplement.

Stamp Duty:

Any stamp duty incurred at the time of the issue of the Securities will be for the account of the Issuer. Any stamp duty payable on the transfer of the Securities will be for the account of the investors.

Investors are advised to seek independent advice regarding any stamp duty or other taxes imposed by another jurisdiction upon the transfer of, or interests in, Securities in any jurisdiction outside Australia.

Governing Law:	State of Victoria.

Listing:

Application may be made for one or more Tranches of Securities issued under the Programme to be listed on the Australian Stock Exchange or such other exchange specified in the relevant Pricing Supplement if agreed between the Issuer, the Arranger and the Dealers and specified in the Pricing Supplement.  Securities which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Subregister System (“CHESS”) and will not be CHESS approved securities. In the event that an interface between the Register maintained by the Registrar and CHESS is established the documents relating to the Programme may be amended to facilitate settlement on CHESS and so the Securities will become CHESS approved securities.

Securities may also be unlisted.

Selling Restrictions:

Australia, New Zealand, United Kingdom, United States, Japan and Hong Kong and such other restrictions as may be required in connection with a particular issue of Securities and as more fully set out in “Subscription and Sale”.

The Issuer is Category 2 for the purpose of Regulation S under the Securities Act.

Calculation Agent:

A Calculation Agent may be named in the Pricing Supplement in respect of each Tranche of Securities.  In certain circumstances, the Issuer may terminate the appointment of the Calculation Agent and appoint additional calculation agents or appoint a leading bank or investment banking firm involved in the interbank market that is most closely connected with the calculation to act as a Calculation Agent. A Calculation Agent may not resign its duties without a successor having been appointed.

CONDITIONS OF THE SECURITIES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Securities of each Series

Words and expressions defined in the Deed Poll or used in the Pricing Supplement shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Deed Poll and the Pricing Supplement, the Pricing Supplement will prevail.

The Securities are constituted by a Deed Poll dated 20 June 2001 as amended and restated on 11 April 2003 and 23 April 2004 and as further amended and/or supplemented and/or restated as at the Issue Date of the Securities (the “Deed Poll”) executed by Australia and New Zealand Banking Group Limited (the “Issuer”) and issued with the benefit of the Registry Services Agreement. Copies of the Registry Services Agreement, the Deed Poll and the relevant Pricing Supplement are available to the relevant Registered Holders for inspection at the following offices of the Issuer and Registrar respectively:

Issuer:	Australia and New Zealand Banking Group Limited, Level 14, 530 Collins Street, Melbourne Victoria

Registrar:	Austraclear Services Limited, 11-19 Bank Place, Melbourne, Victoria

The Registered Holders of the Securities and any person claiming through or under a Registered Holder are entitled to the benefit of, are bound by and are deemed to have notice of all of the provisions contained in the Deed Poll (including the relevant Pricing Supplement), the Information Memorandum and the Registry Services Agreement.

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Aggregate Nominal Amount” means, in relation to a Tranche of Securities, the amount specified in the Pricing Supplement or in relation to any Certificate the aggregate Nominal Amount of the Securities to which that Certificate relates.

“Amortised Face Amount” has the meaning given to it in Condition 6.3(ii).

“Austraclear” means Austraclear Limited ABN 94 002 060 773.

“Austraclear Regulations” means the regulations known as the ‘Regulations and Operating Manual’ established by Austraclear (as amended from time to time) to govern the use of the Austraclear System.

“Austraclear System” means the system operated by Austraclear for holding Securities and the electronic recording and settling of transactions in those Securities between members of that system.

“Australian Dollars” and “A$” means the lawful currency for the time being of the Commonwealth of Australia.

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which commercial banks and foreign exchange markets settle payments in Sydney and in such other places as are specified as “Additional Financial Centres” in the Pricing Supplement.

“Business Day Convention” means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the relevant Pricing Supplement in relation to any date applicable to any Security, have the following meanings:

(i)                                     “Floating Rate Business Day Convention” means that the date is postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment;

(ii)                                  “Following Business Day Convention” means that the date is postponed to the first following day that is a Business Day;

(iii)                               “Modified Following Business Day Convention” or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(iv)                              “Preceding Business Day Convention” means that the date is brought forward to the first preceding day that is a Business Day.

Where no Business Day Convention is specified in a relevant Pricing Supplement, it shall be deemed to be the Modified Following Business Day Convention.

“Calculation Agent” means, in respect of a Tranche of Securities, the person specified as the Calculation Agent in the relevant Pricing Supplement.  The Calculation Agent must be the same for all Securities in a Series.

“Certificate” means a certificate confirming registered ownership of a Security.

“CHESS” means the Clearing House Electronic Subregister System operated by the Australian Stock Exchange.

“Condition” means the correspondingly numbered condition in these terms and conditions

“Corporations Act” means the Corporations Act 2001 (Cth).

“Day Count Fraction” means, in relation to the calculation of an amount of interest on any Security for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Accrual Period, the “Calculation Period”):

(i)                                     in respect of Floating Rate Securities:

(a)                                  if “Actual/360” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(b)                                 if “Actual/365” or “Actual/Actual” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)                                  if “Actual/365 (fixed)” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(ii)                                  in respect of Fixed Rate Securities:

(a)                                  if “Actual/Actual (ISMA)” is specified in the Pricing Supplement:

(i)                                     if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of:

(A)                              the number of days in such Determination Period; and

(B)                                the number of Determination Periods normally ending in any year; and

(ii)                                  if the Calculation Period is longer than one Determination Period, the sum of:

(A)                              the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(B)                                the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year where:

“Determination Period” means the period from and including an Interest Payment Date in any year to but excluding the next Interest Payment Date;

(b)                                 if “30/360” is specified in the Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months); and

(c)                                  if “RBA Bond Basis” is specified in the Pricing Supplement, one divided by the number of Interest Payment Dates in a year.

“Early Redemption Amount” means the amount which may be payable in respect of a Security and specified as such in (or calculated or determined in accordance with the provisions of) the relevant Pricing Supplement.

“Event of Default” has the meaning given to it in Condition 11.

“Extraordinary Resolution” has the meaning given to it in the Meeting Provisions.

“Final Redemption Amount” means the amount payable in respect of a Security and specified as such in (or calculated in accordance with the provisions of) the relevant Pricing Supplement.

“Fixed Rate Security” means a Security that bears interest at a fixed rate specified in the relevant Pricing Supplement.

“Floating Rate Security” means a Security that bears interest at a floating rate specified in the relevant Pricing Supplement.

“GST” has the meaning given to it in Section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“Index” means the index applying to a Security, as specified in the relevant Pricing Supplement.

“Index Linked Interest Security”means a Security that bears interest at a rate calculated by reference to an Index.

“Index Linked Redemption Security” means a Security the Early or Final Redemption Amount in respect of which is calculated by reference to an Index.

“Index Linked Securities” means an Index Linked Interest Security or an Index Linked Redemption Security.

“Interest Amount” means the amount of interest payable in respect of a Security, and in the case of Fixed Rate Securities, also means the Fixed Coupon Amount or Broken Amount, as the case may be, so specified in the relevant Pricing Supplement;

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date during the relevant Interest Period, except that the last Interest Accrual Period ends on (and excludes) the Maturity Date.

“Interest Commencement Date” means the Issue Date in respect of Securities or such other date as may be specified in the Pricing Supplement.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the Pricing Supplement or, if none is so specified the first day of such Interest Accrual Period.

“Interest Payment Date” means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and adjusted, if not a Business Day, in accordance with the applicable Business Day Convention.

“Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, except that the final Interest Period ends on (but excludes) the Maturity Date.

“Interest Period Date” means each Interest Payment Date unless otherwise specified in the Pricing Supplement.

“Issue Date” means the date of issue of the Securities as specified in or determined in accordance with the relevant Pricing Supplement (and in the case of Transferable Certificates of Deposit will be the same date as the date of acceptance of the relevant Transferable Deposit by the Issuer).

“Issue Price” means the issue price for Securities specified in, calculated in or determined in accordance with the provisions of the Pricing Supplement.

“Issuer” means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

“Maturity Date” means the maturity date specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement and as recorded in the Register.

“Maximum Rate of Interest” means the maximum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Medium Term Note” means an unsubordinated Note as more fully described in Condition 3.2.

“Meeting Provisions”means the provisions for the convening of meetings of, and passing of resolutions by, Registered Holders set out in Schedule 2 of the Deed Poll.

“Minimum Rate of Interest” means the minimum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Nominal Amount” means the notional nominal amount of each Security which will, unless indicated otherwise, be the same amount as the “Specified Denomination” of each Security so specified in the relevant Pricing Supplement.

“Note” means either an unsubordinated or a subordinated medium term note being a debt obligation of the Issuer owing to a Registered Holder, the details of which are identified in the Register, and, in these Conditions, references to Notes are references to Notes of the relevant Series.

“Noteholder” means the Registered Holder of a Note.

“Offshore Associate” means an associate (as defined in section 128F of the Income Tax Assessment Act 1936 (Cth)) of the Issuer that is either a non-resident of the Commonwealth of Australia which does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, a resident of Australia that acquires the Securities in carrying on business at or through a permanent establishment outside of Australia.

“outstanding”means in relation to the Securities of any Series, all the Securities issued other than (a) those that have been redeemed in accordance with the Conditions, (b) those which have become void or in respect of which claims have become prescribed, and (c) those which have been purchased and cancelled as provided for in the Conditions.

“Pricing Supplement” means the pricing supplement document prepared in relation to the Securities of the relevant Tranche.

“Programme” means the Australian Dollar Debt Issuance Programme of the Issuer providing for the issue of Notes and Transferable Certificates of Deposit by the Issuer.

“Rate of Interest” means the rate of interest payable from time to time in respect of a particular Security and that is either specified or calculated in accordance with the provisions set out in the Pricing Supplement.

“Record Date” means, in the case of payments of interest or principal, the date eight days prior to the relevant payment date.

“Reference Banks” means the institutions specified as such in the Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Reference Rate specified in the Pricing Supplement

“Reference Rate” means the rate, if any, specified in the relevant Pricing Supplement.

“Register” means the register of Registered Holders maintained by the Registrar in accordance with the Registry Services Agreement or such other relevant agreement between the Registrar and the Issuer.

“Registered Holder” means in relation to any Security, a person whose name is for the time being recorded in the Register to signify ownership of the Security.  If the Security is owned jointly by more than one person a Registered Holder includes a person whose name appears in the Register as a joint owner.

“Registrar” means Austraclear Services Limited ABN 28 003 284 419 or such other person appointed and notified by the Issuer.

“Registry Office” means the following office of the Registrar: 11-19 Bank Place, Melbourne.

“Registry Services Agreement”means the Registry Services Agreement dated 20 June 2001 as amended from time to time, between the Registrar and the Issuer.

“Relevant Date” in respect of any Security means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Registered Holders that such payment will be made, provided that payment is in fact made.

“Relevant Financial Centre” means, with respect to any Floating Rate Security to be determined in accordance with Screen Rate Determination on an Interest Determination Date the financial centre specified as such in the Pricing Supplement or, if none is so specified, the financial centre with which the relevant Reference Rate is most closely connected.

“Relevant Time” means, with respect to any Interest Determination Date, the relevant time specified in the Pricing Supplement.

“Screen Rate Determination” has the meaning specified in the Pricing Supplement and in Condition 5.2(ii).

“Security”means a Transferable Certificate of Deposit, Medium Term Note or Subordinated Note.

“Series” means a Tranche of Securities together with any further Tranche or Tranches of Securities which are:

(i)                                     expressed to be consolidated and form a single Series; and

(ii)                                  identical in all respects (including as to listing) except for the respective Issue Dates, Interest Commencement Dates, Issue Prices or amounts of the first payment of interest.

“Subordinated Note” means a subordinated Note as more fully described in Condition 3.3. “Subordinated Noteholder” means the Registered Holder of a Subordinated Note. “Tranche” means Securities that are identical in all respects (including as to listing).

“Transferable Certificate of Deposit” means a transferable certificate of deposit, issued in respect of a Transferable Deposit, owing to a Registered Holder, the details of which are recorded in the Register, and, in these Conditions, references to Transferable Certificates of Deposit are references to Transferable Certificates of Deposit of the relevant Series.

“Transferable Deposit” means a transferable deposit made by an investor and accepted by the Issuer, being a deposit liability in Australia of the Issuer.

“Unsubordinated Creditors” has the meaning contained in Condition 3.3.

“Zero Coupon Security”means a Transferable Certificate of Deposit or Note that does not bear interest.

1.2                               Interpretations

In these Conditions unless the contrary intention appears:

(i)                                     a reference to Conditions is a reference to these Conditions as supplemented, modified or altered by the relevant Pricing Supplement;

(ii)                                  a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iii)                               the singular includes the plural and vice versa;

(iv)                              the word “person” incorporates a firm, body corporate, an unincorporated association or an authority;

(v)                                 a reference to a person incorporates references to the person’s executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(vi)                              a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;

(vii)                           unless otherwise specified to the contrary, any reference to a particular time is a reference to Sydney time;

(viii)                        headings are inserted for convenience and do not affect the interpretation of these Conditions; and

(ix)                                all references to the issue or issuance of Securities are to:

(a)                                  the issue of Transferable Certificates of Deposit by the Issuer in respect of Transferable Deposits made by investors and accepted by the Issuer; or

(b)                                 the issue of Notes by the Issuer; or

(c)                                  both as the context requires.

2                                         FORM, DENOMINATION AND TITLE

2.1                               Constitution

The Securities are registered debt obligations of the Issuer constituted by and owing under the Deed Poll. The obligations of the Issuer in respect of these Conditions and the relevant Pricing Supplement extend to each individual Security and, following on from that, the Registered Holder of each Security without the Registered Holder having to join forces with any other Registered Holder or any predecessor in title of that Registered Holder of a Security.

2.2                               Title

Entry of the name of the person purchasing a Security, or the transferee of a Security on the Register at the relevant time will constitute the passing of title of that Security and will be conclusive evidence of that person’s entitlements to receive interest and repayment of principal in the manner provided for in these Conditions (subject to rectification for fraud or error).  A Security registered in the name of more than one person is held by those persons as joint tenants (unless requested otherwise and in a form satisfactory to the Issuer).  Securities will be registered by name only without reference to any trusteeship.  Neither the Issuer nor the Registrar is, except as required by law, obliged to take notice of any other claim to a Security.

2.3                               Independent Obligations

Each entry in the Register constitutes the separate and individual title of the Registered Holder to the indebtedness of the Issuer to that relevant Registered Holder.

2.4                               Location of Register

The Register will be established and maintained by the Registrar at its Registry Office unless otherwise specified in the relevant Pricing Supplement.

2.5                               Denomination

(i)                                     Securities are issued in the denominations specified in the Pricing Supplement. Securities may only be sold in Australia if the aggregate consideration payable to the Issuer by the purchaser (in the case of a Transferable Certificate of Deposit by way of a deposit with the Issuer) is at least A$500,000 (disregarding moneys lent by the relevant Issuer or its associates) or if the Securities are otherwise sold in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)                                  Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the issue or sale is in compliance with the laws of the jurisdiction in which the issue or sale is made and the Securities are otherwise issued or sold in a manner that does not require disclosure to investors under the laws of that jurisdiction or those jurisdictions.  Zero Coupon Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

2.6                               Austraclear

If Securities are lodged in the Austraclear System, the Registrar will enter Austraclear in the Register as the Registered Holder of those Securities.  While those Securities remain in the Austraclear System, all dealings (including transfers and payments) in relation to those Securities within the Austraclear System will be governed by the regulations for the Austraclear System and need not comply with these Conditions to the extent of any inconsistency.

2.7                               Certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Security unless the Issuer determines that such certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

2.8                               Acknowledgment

Where Austraclear is recorded in the Register as the Registered Holder, each person in whose Security Record (as defined in the Austraclear Regulations) that Security is recorded is deemed to acknowledge in favour of the Registrar and Austraclear that:

(i)                                     the Registrar’s decision to act as the Registrar of the Security does not constitute a recommendation or endorsement by the Registrar or Austraclear in relation to the Security but only indicates that such Security is considered by the Registrar to be compatible with the performance by it of its obligations as Registrar under its agreement with the Issuer to act as Registrar of the Security; and

(ii)                                  the Registered Holder does not rely on any fact, matter or circumstance contrary to Condition 2.8(i).

2.9                               Australian Stock Exchange Listing

Securities which are listed on the Australian Stock Exchange will not be transferred through or registered on CHESS and will not be CHESS approved securities.  In the event that an interface between the Register maintained by the Registrar and CHESS is established the Conditions and any other Programme documents may be amended to facilitate settlement on CHESS and so that the Securities will become CHESS approved securities.

3.                                      STATUS

The Securities may be Transferable Certificates of Deposit, Medium Term Notes or Subordinated Notes as specified in the applicable Pricing Supplement.

3.1                               Transferable Certificates of Deposit

The Transferable Certificates of Deposit constitute deposit liabilities in Australia of the Issuer for the purpose of Section 13A of the Banking Act 1959 of the Commonwealth of Australia, which provides that in the event of the Issuer becoming unable to meet its obligations or suspending payment, the assets of the Issuer in Australia shall be available to meet the Issuer’s deposit liabilities in Australia in priority to all other liabilities of the Issuer.

3.2                               Medium Term Notes

The Medium Term Notes constitute (subject to Condition 4 - Negative Pledge) direct, unconditional and unsecured obligations of the Issuer and (save for certain debts, including those in respect of the Issuer’s deposit liabilities in Australia, required to be preferred by law) rank pari passu among themselves and equally with all other present and future unsecured obligations (other than subordinated obligations) of the Issuer, all as described in Condition 11 (Events of Default).

The Medium Term Notes rank senior to the Issuer’s subordinated obligations, including the Subordinated Notes.

3.3                               Subordinated Notes

The Subordinated Notes constitute direct and unsecured subordinated obligations of the Issuer and, unless otherwise specified in the applicable Pricing Supplement, rank pari passu among themselves and, unless specified in the applicable Pricing Supplement, rank at least pari passu with all other unsecured subordinated obligations incurred or assumed by the Issuer other than those mandatorily preferred by law.  In the event of the winding up of the Issuer (see Condition 12 (Subordination)) the principal amount of, any premium or interest on, and any other payments, including additional amounts, in respect of the Subordinated Notes will be subordinated to the claims of all Unsubordinated Creditors.  “Unsubordinated Creditors” means all creditors of the Issuer (including all depositors of the Issuer) other than:

(i)                                     Subordinated Noteholders;

(ii)                                  creditors whose claims against the Issuer rank pari passu with the claims of Subordinated Noteholders, which creditors shall be deemed to include all creditors, present and future, to whom the Issuer is indebted where the terms of such indebtedness:

(a)                                  provide that such indebtedness would become due and payable on a specified or determinable date or at the end of a specified or determinable period and that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will be, or are expressed to be, subordinated in right of payment to the claims of all depositors and other unsubordinated creditors of the Issuer; and

(b)                                 do not provide that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will rank, or are expressed to rank, ahead of the claims of any unsubordinated creditors of the Issuer to whom the Issuer is indebted; and

(iii)                               creditors whose claims against the Issuer rank, or are expressed to rank, after the claims of the Subordinated Noteholders.

The Subordinated Noteholders have no contractual right to set off any sum at any time due and payable to them by the Issuer under or in relation to the Subordinated Notes against amounts owing by the Subordinated Noteholders to the Issuer.

The Subordinated Notes do not limit the amount of liabilities ranking senior to the Subordinated Notes that may be hereafter incurred or assumed by the Issuer.

4.                                      NEGATIVE PLEDGE

So long as the Medium Term Notes of any Series remain outstanding, the Issuer will not create or permit to be outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of the property, assets, present or future, of the Issuer to secure:

(i)                                     repayment of any external indebtedness;

(ii)                                  any payment under any guarantee of any external indebtedness; or

(iii)                               any payment under any indemnity or any other like obligation relating to any external indebtedness,

without in any such case at the same time according to all Medium Term Notes of all Series (whether or not then outstanding or issued thereafter) the same security as is granted to or is outstanding in respect of such external indebtedness or such guarantee, indemnity or other like obligation, or such other security, as shall be approved by an Extraordinary Resolution of the Registered Holders of the Medium Term Notes.

For this purpose, “external indebtedness” means any obligation for the repayment of money borrowed by the Issuer or any other person (not being indebtedness incurred in the ordinary course of banking business) consisting of or evidenced by bonds, notes, debentures or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognised securities market, but shall not include indebtedness incurred in the ordinary course of carrying on the business of co-ordinating and arranging or participating in leveraged lease facilities or in connection with the provision of or the participation in other similar financial accommodation by the Issuer.  For this purpose, “leveraged lease facilities” means financial arrangements involving ownership of assets by a lessor, lessor partnership or other entity (an “owner”) which will be leased or made available to the lessee or user, the acquisition of which shall have been made with the assistance of a loan or loans on security which will include the property or funds accruing to the owner in respect of such property under the terms of the lease or agreement by which the assets are made available to the lessee or user on security which includes both such property and such funds.

5.                                      INTEREST AND OTHER CALCULATIONS

5.1                               Interest on Fixed Rate Securities

Each Fixed Rate Security bears interest on its outstanding Nominal Amount from, and including, the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.  If a Fixed Coupon Amount or a Broken Amount is specified in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the applicable Pricing Supplement.

5.2                               Interest on Floating Rate Securities and Index Linked Interest Securities

(i)                                     Interest Payment Dates:  Each Floating Rate Security and Index Linked Interest Security bears interest on its outstanding Nominal Amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

Such Interest Payment Date(s) is/are either specified in the Pricing Supplement as the Interest Payment Dates or, if no Interest Payment Date(s) are specified, Interest Payment Date shall mean each date which falls the number of months or other period shown in the Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)                                  Rate of Interest for Floating Rate Securities:  The Rate of Interest in respect of Floating Rate Securities for each Interest Accrual Period shall be determined in the manner specified in the Pricing Supplement and the provisions below relating to Screen Rate Determination shall apply.

Screen Rate/Reference Bank Determination for Floating Rate Securities

(x)                                   If Screen Rate Determination is specified as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be (as determined by the Calculation Agent):

(I)                                    the offered quotation; or

(II)                                the arithmetic mean of the offered quotations,

for the Reference Rate in each case appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date;

(y)                                 if paragraph (x)(I) above applies and no Reference Rate appears on the Relevant Screen Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two offered quotations appear on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the offered quotations that each of the Reference Banks is quoting (or such of them, being at least two, as are so quoting) to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z)                                   if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting the Reference Rate, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Reference Rate) that at least two out of five leading banks selected by the Calculation Agent in the Relevant Financial Centre, are quoting at or about the Relevant Time for a period equivalent to the relative Interest Accrual Period to leading banks carrying on business in the Relevant Financial Centre; except that, if fewer than two of such banks are so quoting to such leading banks, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iii)                               Rate of Interest for Index Linked Interest Securities: The Rate of Interest in respect of Index Linked Interest Securities for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or formula as specified in the relevant Pricing Supplement.

5.3                               Zero Coupon Securities

Where a Security, the Interest Basis of which is specified in the Pricing Supplement to be Zero Coupon, is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Security.  As from the Maturity Date, the Rate of Interest for any overdue principal of such a Security shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6.3 (Early Redemption)).

5.4                               Accrual of Interest

Interest shall cease to accrue on each Security on the due date for redemption unless payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) on the outstanding Nominal Amount of the Security at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

5.5                               Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding

(i)                                     If any Margin or Rate Multiplier is specified in the Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with 5.2 above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii)                                  If any Maximum or Minimum Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount is specified in the Pricing Supplement, then any Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii)                               Subject to the requirements of applicable law, for the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven decimal places (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest cent (with one half cent being rounded up).

5.6                               Calculations

The amount of interest payable in respect of any Security for any Interest Accrual Period shall be calculated by multiplying the product of the Rate of Interest and the outstanding Nominal Amount of such Security by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in the Pricing Supplement in respect of such period, in which case the amount of interest payable in respect of such Security for such period shall equal such Interest Amount (or be calculated in accordance with such formula).  Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

5.7                               Determination and Publication of Rate of Interest, Interest Amounts, Early, Final or Optional Redemption Amounts and Instalment Amounts

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Securities for the relevant Interest Accrual Period, calculate the Final Redemption Amount,

Early Redemption Amount, Instalment Amount or Optional Redemption Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Instalment Amount or Optional Redemption Amount to be notified to the Issuer, the Registrar (which will then notify the Registered Holders of the calculation as required by the Issuer to the address of the Registered Holders recorded in the Register), any other Calculation Agent appointed in respect of the Securities that is to make a further calculation upon receipt of such information and, if the Securities are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (y) the commencement of the relevant Interest Accrual Period, if determined prior to such time in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (z) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Accrual Period is subject to adjustment pursuant to the application of a Business Day Convention, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Accrual Period.  If the Securities become due and payable under Condition 11 (Events of Default), the accrued interest and the Rate of Interest payable in respect of the Securities shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made.  The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

5.8                               Calculation Agent and Reference Banks

The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the Pricing Supplement and for so long as any Security is outstanding.  If any Reference Bank (acting through its relevant offices) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Securities, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions.  If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent to act as such in its place.  The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

5.9                               Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5 shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Calculation Agent, the Registrar and all Registered Holders, and (in the absence of wilful default, bad faith or manifest error) no liability to the Issuer or the Registered Holders, shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6.                                      REDEMPTION, PURCHASE AND OPTIONS

6.1                               Redemption by Instalments and Final Redemption

(i)                                     Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or unless the relevant Instalment Date (being one of the dates so specified in the Pricing Supplement) is extended pursuant to any provision of the relevant Pricing Supplement, each Security that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the Pricing Supplement.  The outstanding Nominal Amount of each such Security shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the Nominal Amount of such Security, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii)                                  Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any provision of the relevant Pricing Supplement, each Security shall be finally redeemed on the Maturity Date specified in the Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided in the Pricing Supplement, is its Nominal Amount) or, in the case of a Security falling within paragraph (i) above, its final Instalment Amount.

6.2                               Redemption for taxation reasons

If, as a result of any change in or amendment to the laws or regulations of the Commonwealth of Australia or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of any Security (as specified in the Pricing Supplement), the Issuer has or will become obliged to pay any additional amounts as provided in Condition 9 (Taxation), the Issuer may at its option, at any time (in the case of Zero Coupon Securities) or on any Interest Payment Date (in the case of Fixed Rate Securities, Floating Rate Securities or Index Linked Interest Securities) on giving not more than 60 nor less than 30 days’ notice to the Registered Holders (which notice shall be irrevocable) redeem all, but not some only, of the Securities of the relevant Series at their Early Redemption Amount together with interest accrued to the date fixed for redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Securities then due.  Prior to the publication of any notice of redemption pursuant to this Condition 6.2, the Issuer shall deliver to the Registrar a certificate signed by two persons each of whom is either a Director or a General Manager (or equivalent status) of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of the facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred.

6.3                               Early Redemption of Zero Coupon Securities

(i)                                     The Early Redemption Amount payable in respect of any Zero Coupon Security that does not bear interest prior to the Maturity Date, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Security pursuant to Condition 6.2, 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), shall be the Amortised Face Amount (calculated as provided below) of such Security unless otherwise specified in the Pricing Supplement.

(ii)                                  Subject to the provisions of sub-paragraph (iii) below, the “Amortised Face Amount” of any such Security shall be the scheduled Final Redemption Amount of such Security on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is set out in the Pricing Supplement, shall be such rate as would produce an Amortised Face Amount equal to the Issue Price of the Securities if they were discounted back to their Issue Price on the relevant Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction set out in the Pricing Supplement.

(iii)                               If the Early Redemption Amount payable in respect of any such Security upon its redemption pursuant to Condition 6.2. 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), is not paid when due, the Early Redemption Amount due and payable in respect of such Security shall be the Amortised Face Amount of such Security as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Security becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Security on the Maturity Date together with any interest that may accrue in accordance with Condition 5.4.  Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction.

6.4                               Redemption at the Option of the Issuer and Exercise of the Issuer’s Options

If a Call Option is specified in the Pricing Supplement, the Issuer may, on giving not less than 15 or more than 30 days’ irrevocable notice (subject to such other notice period as may be specified in the Pricing Supplement) to the Registered Holders redeem (in accordance with the Pricing Supplement) all or, if so provided, some of the Securities on any Optional Redemption Date. Any such redemption of Securities shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption.  Any such redemption or exercise of the Issuer’s option shall just relate to Securities of a Nominal Amount at least equal to the Minimum Redemption Amount to be redeemed specified in the Pricing Supplement and no greater than the Maximum Redemption Amount to be redeemed specified in the Pricing Supplement.

All Securities in respect of which any such notice is given shall be redeemed, or the Issuer’s option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer’s option, the notice to Registered Holders shall also contain details of the Nominal Amount of Securities to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as may be fair and reasonable in the circumstances, having regard to prevailing market practices and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements.

6.5                               Redemption at the Option of Registered Holders and Exercise of Registered Holders’ Options

If a Put Option is specified in the Pricing Supplement, the Issuer shall, at the option of the Registered Holder of such Security, upon the Registered Holder of such Security giving not less than 15 nor more than 30 days’ notice to the Issuer (or such other notice period as may be specified in the Pricing Supplement), redeem such Security on the Optional Redemption Date(s) so provided at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.  No such notice may be withdrawn without the prior consent of the Issuer.

To exercise such option the Registered Holder must complete, sign and deliver to the Registrar within the notice period, a redemption notice (in the form obtainable from the Registrar) together with any Certificate held by the Registered Holder relating to the Securities to be transferred and such evidence as the Registrar may require to establish the rights of that Registered Holder to the relevant Securities.

6.6                               Purchases

The Issuer is taken to represent as at the date of issue of each Security, that it does not know or have any reasonable grounds to suspect that that Security or any interest in or right in respect of that Security is being or will later be, acquired either directly or indirectly by an Offshore Associate of the Issuer acting other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Securities or a clearing house, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act.

The Issuer and any of its subsidiaries may, to the extent permitted by applicable laws and regulations, at any time purchase Securities in the open market or otherwise at any price. Securities purchased by the Issuer or any of its subsidiaries may be surrendered by the purchaser through the Issuer to the Registrar for cancellation or may be held or resold, in each case at the option of the Issuer or the relevant subsidiary.  In the event that Securities are purchased by the Issuer or any of its subsidiaries but not cancelled the Issuer or relevant subsidiary will relinquish any voting rights in respect of those purchased Securities.

6.7                               Cancellation

All Securities redeemed by the Issuer or surrendered by the purchaser through the Issuer for cancellation shall be surrendered for cancellation by the Issuer or purchaser notifying the Registrar and surrendering to the Registrar any Certificates held by the Registered Holder relating to the Securities to be cancelled by the Registrar.  Any Securities so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Securities shall be discharged.

6.8                               Consent of Australian Prudential Regulatory Authority

Notwithstanding anything to the contrary in this Condition 6, unless otherwise specified or determined by the Australian Prudential Regulatory Authority (“APRA”), the Issuer may not redeem any Subordinated Notes under Conditions 6.2, 6.3, 6.4 or 6.5 above or prior to the Maturity Date under paragraph 6.1 above or purchase any Subordinated Notes under Condition 6.6 above without the prior approval of APRA.  In addition, unless otherwise specified or determined by APRA, the prior approval of APRA is required to modify the terms of any Series of Subordinated Notes.

7.                                      PAYMENTS

7.1                               Payments by the Issuer

(i)                                     Payments in respect of interest or principal on any Security made by the Issuer to Registered Holders will be made in accordance with details recorded with the Registrar by 5:00 pm local Registry Office time on the relevant Record Date.

(ii)                                  When a Security is recorded in the Register as being held jointly, payment of interest or principal (as the case may be) by the Issuer will be made to the Registered Holders in their joint names unless requested otherwise (and in a form satisfactory to the Issuer) by 5:00 pm local Registry Office time on the relevant Record Date.

7.2                               Method of Payment

Payments in respect of each Security will be made:

(i)                                     where the Securities are lodged in the Austraclear System, by crediting on the relevant Interest Payment Date or Maturity Date (determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement) the amount then due to the account of the relevant Registered Holder in accordance with the Austraclear Regulations; or

(ii)                                  if the relevant Securities have not been lodged or are removed from the Austraclear System, by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, the amount then due to a bank account in Australia previously notified by the Registered Holder to the Registrar.  Each Interest Payment Date and Maturity Date shall be determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement.  If the Registered Holder has not notified the Registrar of such an account by close of business on the relevant Record Date (local Registry Office time) or upon application by the Registered Holder to the Registrar no later than close of business on the relevant Record Date (local Registry Office time), payments in respect of the relevant Security will be made by cheque mailed on the Business Day immediately preceding the relevant Interest Payment Date in the case of payments of interest or on the Maturity Date, in the case of payments of principal, at the Registered Holder’s risk to the Registered Holder (or to the first named of joint Registered Holders) of such Security at the address appearing in the Register as at the close of business on the Record Date.  Cheques to be despatched to the nominated address of a Registered Holder will in such case be deemed to have been received by the Registered Holder on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, and no further amount will be payable by the Issuer in respect of the relevant Security as a result of payment not being received by the Registered Holder on the due date.

No payment of interest will be mailed to an address in the United States or transferred to an account maintained by the Registered Holder in the United States.

7.3                               Payments Subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 9 (Taxation).  No commission or expenses shall be charged to the Registered Holders in respect of such payments.

7.4                               Appointment of Agents

The Registrar and (if appointed) the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Registered Holder. The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar or (if appointed) the Calculation Agent, provided that the Issuer shall at all times maintain (i) a Registrar in relation to Registered Securities (ii) one or more Calculation Agent(s) where the Conditions so require, and (iii) such other agents as may be required by the rules of any stock exchange on which the Securities may be listed.  Notice of the appointment of a Calculation Agent and its specified office(s) and, any change to the specified office of the Registrar or the Calculation Agent shall promptly be given to the Registered Holders in accordance with Condition 15 (Notices).

8                                         TRANSFER

8.1                               Transfer

(i)                                     Unless Securities are lodged in the Austraclear System, and subject to Condition 8.2, all applications to transfer Securities must be made by lodging with the Registrar a properly completed transfer and acceptance form in the form approved by the Issuer and the Registrar.  Any Certificate relating to the Securities to be transferred must also be surrendered to the Registrar.  Transfer and acceptance forms are available from any Registry Office.  Each Registry Office will provide prompt marking and transfer services. Each transfer form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Security, and be signed by both the transferor and the transferee.  The transfer takes effect upon the transferee’s name being entered on the Register.

(ii)                                  Securities lodged in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

8.2                               Limit on Transfer

(i)                                     Securities may only be transferred within, to or from Australia in the denominations specified in the Pricing Supplement and if the consideration payable at the time of transfer is a minimum amount of A$500,000 (in either case, disregarding moneys lent by the transferor or its associates) or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)                                  Securities may only be transferred between persons in a jurisdiction or jurisdictions other than Australia if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer of the Securities otherwise does not require disclosure to investors in accordance with the laws of the jurisdiction in which the transfer takes place.

(iii)                               Zero Coupon Securities may only be transferred to or between persons in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

8.3                               Partial Transfers

Where a transferor executes a transfer of less than all Securities registered in its name, and the identity of the specific Securities to be transferred are not identified, the Registrar may register the transfer in respect of such of the Securities registered in the name of the transferor as the Registrar thinks fit, provided the total Nominal Amount of the Securities registered as having been transferred equals the total Nominal Amount of the Securities expressed to be transferred in the transfer.

8.4                               Closed Period

A transfer of a Security shall not be effective unless and until entered on the Register.  The Register will be closed for the purpose of determining entitlements to payments of interest and repayments of any Nominal Amount at 5:00 pm local Registry Office time on the Record Date prior to the relevant Interest Payment Date, the relevant Maturity Date and any relevant redemption date.  Therefore, transfers must be received by the Registrar at the relevant Registry Office prior to that time.

8.5                               Stamp Duty

The Registered Holder is responsible for any stamp duties or other similar taxes which are payable in any jurisdiction in connection with any transfer, assignment or other dealing with the Securities.

8.6                               Transmission

The Registrar must register a transfer of a Security to or by a person who is entitled to make or receive the transfer in consequence of:

(i)                                     death, bankruptcy, liquidation or winding up of a Registered Holder; or

(ii)                                  the making of a vesting order by a court or other body with power to make the order,

on receiving the evidence of entitlement that the Registrar or the Issuer requires.

8.7                               Austraclear Services Limited as Registrar

If Austraclear Services Limited is the Registrar and Securities are lodged in the Austraclear System, despite any other provision of these Conditions, these Securities are not transferable on the Register, and the Issuer may not, and must procure that the Registrar does not, register any transfer of those Securities issued by it and no member of the Austraclear System has the right to request any registration of any transfer of the relevant Securities, except:

(i)                                     for the purposes of any repurchase, redemption or cancellation (whether on or before the Maturity Date of the relevant Security) of the relevant Security, a transfer of the relevant Security from Austraclear to the Issuer may be entered in the Register; and

(ii)                                  if Austraclear exercises or purports to exercise any power it may have under the Austraclear Regulations from time to time for the Austraclear System or these Conditions, to require the relevant Security to be transferred on the Register to a member of the Austraclear System, the relevant Security may be transferred on the Register from Austraclear to the member of the Austraclear System.

In any of these cases, the relevant Security will cease to be held in the Austraclear System.

9.                                      TAXATION

Subject as provided below, all payments of principal and interest in respect of the Securities shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Commonwealth of Australia or by any authority therein or thereof having power to tax (together Taxes), unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts to the Registered Holders as shall result in receipt by those Registered Holders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Security:

(a)                                  in respect of which the Registered Holder thereof is liable to such taxes, duties, assessments or governmental charges in respect of such Security by reason of its having some connection with the Commonwealth of Australia, other than the mere holding of such Security or the receipt of the relevant payment in respect thereof; or

(b)                                 in respect of which the Registered Holder thereof is an Offshore Associate of the Issuer; or

(c)                                  in respect of which the Taxes have been imposed or levied as a result of the Registered Holder of such Security being party to or participating in a scheme to avoid such Taxes, being a scheme which the Issuer was neither a party to nor participated in; or

(d)                                 to, or to a third party on behalf of, an Australian resident Registered Holder or a non-resident Registered Holder who is engaged in carrying on business in Australia at or through a permanent establishment of the non-resident in Australia, if that person has not supplied an appropriate tax file number, Australian business number or other exemption details.

References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Securities, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 (Redemption, Purchase and Options), or any amendment or supplement to it, (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 (Interest and other Calculations), or any amendment or supplement to it and (iii) “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or substitution for it under the Deed Poll.  Any additional amounts due in respect of the Subordinated Notes will be subordinated in right of payment as described in Condition 12 (Subordination).

10.                               PRESCRIPTION

Claims against the Issuer for payment in respect of the Securities shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11.                               EVENTS OF DEFAULT

11.1                        Medium Term Notes

If any one of the following events (“Events of Default”) occurs and is continuing, the Registered Holder of any Medium Term Note of any Series may give written notice to the Registrar at its specified office that such Medium Term Note is immediately repayable, whereupon it shall immediately become due and repayable at its Final Redemption Amount or in the case of Zero Coupon Securities at its Early Redemption Amount (calculated in accordance with Condition 6.3) together with accrued interest to the date of payment unless, prior to the date that such written notice is received by the Issuer, the Issuer shall have cured or otherwise made good all Events of Default in respect of the Medium Term Notes of such Series:

(i)                                     default is made in the payment of any principal or Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount, Instalment Amount or Amortised Face Amount (in the case of a Zero Coupon Security) (whether becoming due upon redemption or otherwise) or interest when due, in respect of any Medium Term Note of such Series, and such default continues for a period of seven days; or

(ii)                                  the Issuer fails to perform or observe any of its obligations under any Medium Term Note of such Series other than those specified in paragraph (i) above and in such case (except where such failure is incapable of remedy) such failure continues for a period of 30 days next following the service by any Registered Holder of any Medium Term Note of such Series on the Issuer of written notice requiring the same to be remedied; or

(iii)                               the maturity of any indebtedness for borrowed money of the Issuer amounting in aggregate to U.S.$10,000,000 principal amount (not being moneys borrowed in the ordinary course of banking business) shall have been accelerated by or on behalf of the holder of such indebtedness in accordance with the terms thereof or any agreement relating thereto or any such indebtedness shall not have been paid when due on maturity and such default shall not have been cured within the grace period, if any, originally applicable thereto or default shall be made by the Issuer in honouring when called upon any guarantee or indemnity given by the Issuer in respect of any such indebtedness of others and such default shall not have been cured within the grace period, if any, originally applicable thereto; and such acceleration or default, as the case may be, is not being contested in good faith by the Issuer and is not cured or otherwise made good within seven days after the date upon which written notice of such default shall have been given to the Issuer by or on behalf of the Registered Holder of any Medium Term Note of such Series, provided that the failure by the Issuer duly to make payment under any leveraged lease (as defined in Condition 4 (Negative Pledge)) or similar financial transaction in consequence of the relevant lessee failing to place the Issuer in funds shall not of itself constitute a breach of this paragraph (iii); or

(iv)                              otherwise than for the purpose of an amalgamation or reconstruction or merger within the meaning of these words under the laws of the Commonwealth of Australia, a resolution is passed that the Issuer be wound up or dissolved; or

(v)                                 the Issuer stops payment (within the meaning of Australian or any other applicable bankruptcy law) of its obligations; or

(vi)                              an encumbrancer takes possession of or a receiver is appointed of the whole or a substantial part of the undertaking and assets of the Issuer and any such event is continuing for 45 days after its occurrence and would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series or a distress or execution is levied or enforced upon or sued out against the whole or a substantial part of the undertaking and assets of the Issuer which would materially prejudice the performance of the Issuer of its obligations under the Medium Term Notes of such Series and is not discharged within 60 days thereof; or

(vii)                           proceedings shall have been initiated against the Issuer under any applicable bankruptcy, reorganisation or other similar law and such proceedings shall not have been discharged or stayed within a period of 60 days; or

(viii)                        the Issuer shall initiate or consent to proceedings relating to itself under any applicable bankruptcy, insolvency, composition or other similar law (otherwise than for the purpose of amalgamation, reconstruction or merger (within the meaning of those words under the laws of the Commonwealth of Australia)) and such proceedings would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series.

11.2                        Subordinated Notes

The following are Events of Default with respect to Subordinated Notes:

(i)                                     (a) the making of an order by a court of the State of Victoria, Commonwealth of Australia or a court with appellate jurisdiction from such court which is not successfully appealed or permanently stayed within 60 days of the entry of such order; or

(b) the valid adoption by the Issuer’s shareholders of an effective resolution,

in each case for the winding up of the Issuer (other than under or in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency); and

(ii)                                  (a) default in the payment of interest on any Subordinated Note when due, continued for 30 days; or

(b) default in the payment of principal of, or any premium on, any Subordinated Note when due.

Upon the occurrence of an Event of Default specified in paragraph (i) above, subject to the subordination provisions, the principal amount of, and all accrued and unpaid interest on, the Subordinated Notes will automatically become due and payable.

If an Event of Default contemplated by paragraph (ii) above with respect to any Subordinated Notes occurs and is continuing, a Subordinated Noteholder may only, in order to enforce the obligations of the Issuer under such Subordinated Noteholder’s Subordinated Notes:

(a)                                  notwithstanding the provisions of paragraph (b) below, institute proceedings in the State of Victoria, Commonwealth of Australia (but not elsewhere) for the winding up of the Issuer (all subject to, and in accordance with, the terms of Condition 12 (Subordination)); or

(b)                                 institute proceedings for recovery of the money then due, provided that the Issuer will not, by virtue of the institution of any such proceedings (other than proceedings for the winding up of the Issuer) be obliged to pay any sums representing principal or interest in respect of the Subordinated Notes sooner than the same would otherwise have been payable by it.

No remedy against the Issuer other than those referred to in this Condition 11.2, shall be available to the Subordinated Noteholders, whether for the recovery of amounts owing in respect of the Subordinated Notes or in respect of any breach by the Issuer of any of its other obligations under or in respect of the Subordinated Notes.

11.3                        Notification

If an Event of Default occurs under Conditions 11.1 or 11.2 above, the Issuer will promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default specifying details of it and use its reasonable endeavours to procure that the Registrar promptly notifies the Registered Holder’s of the occurrence of the Event of Default by registered post to the address of the Registered Holders recorded in the Register.

12.                               SUBORDINATION

In the event of the winding up of the Issuer constituting an Event of Default with respect to the Subordinated Notes, there shall be payable with respect to the Subordinated Notes, subject to the subordination provisions discussed above (see Condition 3 (Status)), an amount equal to the principal amount of the Subordinated Notes then outstanding, together with all accrued and unpaid interest thereon to the repayment date.

As a result of the subordination provisions, no amount will be payable in the winding up of the Issuer in Australia in respect of the Subordinated Notes until all claims of Unsubordinated Creditors admitted in the winding up have been satisfied in full.  By subscription for, or transfer of, Subordinated Notes to a Subordinated Noteholder, that Subordinated Noteholder will be taken to have agreed that no amount in respect of the Subordinated Notes will be repaid until all the claims of the Unsubordinated Creditors admitted in the winding up have been satisfied accordingly.  Accordingly, if proceedings with respect to the winding up of the Issuer in Australia were to occur, the Subordinated Noteholders could recover less relative to the holders of deposit liabilities, the holders of Medium Term Notes and the holders of prior ranking subordinated liabilities of the Issuer.  For the avoidance of doubt, the Subordinated Notes do not constitute deposit liabilities of the Issuer.

If in any such winding up, the amount payable with respect to the Subordinated Notes and any claims ranking equally with the Subordinated Notes cannot be paid in full, the Subordinated Notes and other claims ranking equally with the Subordinated Notes will share relatively in any distribution of the Issuer’s assets in a winding up in proportion to the respective amounts to which they are entitled.

In addition, because the Issuer is a holding company as well as an operating company, the rights of the Issuer, its creditors and of the Subordinated Noteholders to participate in the assets of any of the Issuer’s subsidiaries upon the liquidation of such subsidiary will be subject to the prior claims of the subsidiary’s creditors, except to the extent that the Issuer itself may be a creditor with recognised claims against that subsidiary.

13.                               MEETING OF REGISTERED HOLDERS, MODIFICATIONS AND WAIVER

13.1                        Meetings of Registered Holders

Meetings of Registered Holders may be convened in accordance with the Meeting Provisions contained in Schedule 2 to the Deed Poll.  Any such meeting may consider any matters affecting the interests of Registered Holders, including, without limitation, the variation of the terms of the Securities by the Issuer and the granting of approvals, consents and waivers, and the declaration of an Event of Default.

13.2                        Modification of the Deed Poll

The Deed Poll may be amended by the Issuer, without the consent of any Registered Holder for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein which does not, in the reasonable opinion of the Issuer, adversely affect the interests of the Registered Holders.  All other amendments to the Deed Poll must be passed at a duly convened meeting of Registered Holders by an Extraordinary Resolution.  The Issuer will notify the Registrar of any amendments made pursuant to this Condition and will use its reasonable endeavours to procure that the Registrar notifies the Registered Holders of the amendment by post to the address of the Registered Holders recorded in the Register.

14.                               FURTHER ISSUES OF SECURITIES

The Issuer may from time to time without the consent of the Registered Holders create and issue further securities either having the same terms and conditions as the Securities in all respects (or in all respects except for the Issue Date or first payment of interest on them) and so that such further issue of securities shall be consolidated and form a single Series with the outstanding Securities of any Series or upon such terms as the Issuer may determine at the time of their issue.  References in these Conditions to the Securities include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single Series with the Securities.

15.                               NOTICES

15.1                        To Registered Holders

All notices by the Issuer to Registered Holders will be valid if posted by ordinary mail to the relevant Registered Holder at its address appearing on the Register (or in the case of joint Registered Holders to the first named).

Any such notice shall be deemed to have been given on the third Business Day after posting if posted to an address in Australia and on the seventh Business Day if posted to an address outside of Australia.

15.2                        To the Issuer and Registrar

All notices by a Registered Holder to the Issuer and Registrar will be valid if posted by ordinary mail to the Issuer and the Registrar at their addresses specified above.  Unless a later time is specified in it, a notice takes effect from the time it is received by the Issuer or Registrar except that if it is received after 5.00pm in the place of receipt or not on a Business Day, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

16.                               GOVERNING LAW

The Securities are governed by the laws in force in the State of Victoria.

USE OF PROCEEDS

The net proceeds from the issue of any Notes or Transferable Certificates of Deposit will be used by the Issuer for its general corporate purposes.

SUBSCRIPTION AND SALE

Subject to the terms and on the conditions contained in each relevant Subscription Agreement entered into between the Issuer and the relevant Dealers, the Securities will be offered from time to time by the Issuer to the Dealers.  However, the Issuer has reserved the right to sell Securities directly on its own behalf to other intermediaries and purchasers procured by it.

The Issuer agrees to indemnify the Dealer(s) against certain liabilities in connection with the offer and sale of the Securities.  The Subscription Agreement entitles the Dealers to terminate any agreement that they may make to subscribe for Securities in certain circumstances prior to payment for such Securities being made to the Issuer.  In the event of any inconsistency between the provisions of the relevant Subscription Agreement and the Information Memorandum or the Conditions then the provisions of the relevant Subscription Agreement shall apply.

Australia

No prospectus or other disclosure document in relation to the Programme or the Securities has been lodged with the Australian Securities and Investments Commission (“ASIC”) or the Australian Stock Exchange Limited.  Each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree that, unless the relevant Pricing Supplement otherwise provides, it:

(i)                                     has not made or invited, and will not make or invite, an offer of the Securities for issue or sale in Australia (including an offer or invitation which is received by a person in Australia);  and

(ii)                                  has not distributed or published, and will not distribute or publish, the Information Memorandum or any other offering material or advertisement relating to the Securities in Australia, unless:

(a)                                  the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with part 6D.2 of the Corporations Act of Australia 2001 (Cth);  and

(b)                                 such action complies with all applicable laws and regulations.

Each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree that it will not sell any Securities issued by the Issuer in circumstances where employees of the Dealer aware of, or involved in, the sale know, or have reasonable grounds to suspect, that the Security or an interest in or right in respect of the Security, was being or would later be, acquired either directly or indirectly by an Offshore Associate of the Issuer acting other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Securities or a clearing house, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act of Australia 2001 (Cth).

For the avoidance of doubt, if any employee of the Dealer making the offer, effecting the sale or otherwise directly involved in the sale, does not know, or does not have reasonable grounds to suspect, that a person is an Offshore Associate of the Issuer, nothing in the representation and agreement referred to above obliges that Dealer to make positive enquiries of that person to confirm that person is not an Offshore Associate of the Issuer.

“Offshore Associate” means an associate (as defined in section 128F of the Income Tax Assessment Act 1936 (Cth) and any successor legislation) of the Issuer that is either a non-resident of the Commonwealth of Australia which does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, a resident of Australia that acquires the Securities in carrying on business at or through a permanent establishment outside of Australia.

Hong Kong

Each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree that:

(i)                                     it has not offered or sold and will not offer or sell the Securities in the Hong Kong Special Administrative Region of the Peoples Republic of China (“Hong Kong”) by any document, except (i) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or (ii) in other circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong; and

(ii)                                  it has not issued and will not issue any advertisement or invitation relating to the Securities (or document containing an invitation or advertisement) in or from Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if it is permitted to do so under the securities laws of Hong Kong) other than with respect to Securities to be disposed of only to persons outside Hong Kong or to be disposed of to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) and any relevant rules.

Japan

The Securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”).  Accordingly, each of the Dealers represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not directly or indirectly, offer or sell any Securities in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan.  As used in this paragraph, “resident of Japan” means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

New Zealand

Each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered, sold or delivered and will not directly or indirectly offer, sell or deliver any Security, and it will not distribute any offering memorandum or advertisement in relation to any offer of Securities in New Zealand, other than:

(i)                                     to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(ii)                                  in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

United Kingdom

Each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree  that:

(i)                                     in relation to the Securities which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of a period of six months from the Issue Date of such Securities, will not offer or sell any such Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii)                                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(iii)                               it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Securities in, from other otherwise involving the United Kingdom.

United States of America

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons.  Each Dealer represents and agrees that it has offered and sold, and will offer and sell, Securities as part of its distribution or otherwise at any time only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act.  Accordingly, each Dealer represents and agrees and each further Dealer appointed under the Programme will be required to represent and agree  that neither it, nor any of its affiliates nor any person acting on its behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and that it and they have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act.  Each Dealer also agrees and each further Dealer appointed under the Programme will be required to agree that, at or prior to confirmation of sale of Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it a confirmation or notice to substantially the following effect:

“The Securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons as part of their distribution or otherwise at any time.  Terms used above have the meanings given to them in Regulation S under the Securities Act.”

Terms used in this sub-section headed “United States of America” have the meaning given to them by Regulation S under the Securities Act.

Each issuance of index-, commodity- or currency-linked Securities may be subject to such additional U.S. selling restrictions as the relevant Dealer may agree with the Issuer as a term of the issuance, and purchase or, as the case may be, subscription of such Securities.  Each Dealer agrees and each further Dealer appointed under the Programme will be required agree that it shall offer, sell and deliver such Securities only in compliance with such additional U.S. selling restrictions.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive.  Any such modification will be set out in the Pricing Supplement issued in respect of the Securities to which it relates or in a supplement to this Information Memorandum.

No action has been taken in any jurisdiction that would permit a public offering of any of the Securities, or possession or distribution of the Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer agrees and each further Dealer appointed under the Programme will be required to agree that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Securities or has in its possession or distributes the Information Memorandum, any other offering material or any Pricing Supplement and none of the Issuer nor any other Dealer shall have responsibility thereafter.

The form of Pricing Supplement that will be issued in respect of each Tranche of Securities, subject only to the possible deletion of non-applicable provisions, is set out below:

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No:  [   ]

Tranche No:  [   ]

[Brief Description and Aggregate Nominal Amount of the Medium Term Notes/Subordinated

Notes/Transferable Certificates of Deposit]

Issue Price: [      ] per cent.

[Name(s) of Dealers(s)]

The date of this Pricing Supplement is [        ]

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004.  This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.

[Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the “Conditions”) set forth in the Information Memorandum dated [original date].  This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum dated 23 April 2004 [and the supplemental Information Memorandum dated [#]], save in respect of the Conditions which are extracted from the Information Memorandum dated [original date] and are attached hereto.]

Include whichever of the following apply or specify items as “Not Applicable” (N/A).  Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs.  Italics denote directions for completing the Pricing Supplement.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	[ ]

	(ii) Tranche Number:	[ ]

(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	[ ]

5	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	[ ]

6	Specified Denomination(s):	[ ]

7	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[Issue Date/Other (specify)]

8	Maturity Date:	[specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year]

9	Interest Basis:	[[ ] per cent. Fixed Rate]
[[specify reference rate] +/- • per cent. Floating Rate]
[Zero Coupon]
[Index Linked]
[Other (specify)]
(Further particulars specified below)

10	Redemption/Payment Basis:	[Redemption at Par]
[Index Linked Redemption]
[Dual Currency]
[Instalment]
[Other (specify)]

11	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for convertibility of Securities into another interest or redemption/payment basis]

12	Put/Call Options:		[Investor Put]
[Issuer Call]
[(Further particulars specified below)]

13	Status of the Securities:		[Transferable Certificates of Deposit] [Medium Term Notes ][Subordinated Notes]

14	Listing:		[(specify)/None]

15	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrears]

	(ii)	Interest Payment Date(s):	[ ] in each year

	(iii)	Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount

	(iv)	Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]]

	(v)	Business day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(vi)	Day Count Fraction:	[Actual/Actual (ISMA)] [30/360] [RBA Bond Basis] [Other (specify)]

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	[Not Applicable/give details]

	(viii)	Interest Determination Date	[ ]

17	Floating Rate Security Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:	[Specify either a period or periods or a specific date or dates]

	(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(iii)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/other (give details)]

	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[ ]

	(v)	Screen Rate Determination:	[Applicable/Not Applicable]

		• Reference Rate:	[ ]

		• Interest Determination Date(s):	[ ]

		• Relevant Screen Page:	[ ]

	(vi)	Margin(s):	[+/-] [ ] per cent. per annum

	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum

	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum

	(ix)	Rate Multiplier	[ ]

	(x)	Day Count Fraction:	[Actual/360][Actual/365][Actual/365 (fixed)][other (specify)]

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

[(specify) (Also, review and confirm additional defined terms in Condition 5 (Interest and Other Calculations): Relevant Time, Interest Accrual Period, Reference Banks and Relevant Financial Centre)]

18	Zero Coupon Security Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	[Amortisation/Accrual] Yield:	[ ] per cent. per annum

	(ii)	Reference Price:	[ ]

	(iii)	Any other formula/basis of determining amount payable:	[ ]

19	Index-Linked Interest Security Provisions		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Index/Formula:	[give or annex details]

	(ii)	Calculation Agent responsible for calculating the interest due:	[ ]

	(iii)	Provisions for determining the Rate of Interest where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]

	(iv)	Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:	[ ]

	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum

	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum

	(ix)	Day Count Fraction:	[ ]

PROVISIONS RELATING TO REDEMPTION

21	Call Option		[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i)	Option Exercise Date(s):	[ ]

	(ii)	Optional Redemption Date(s):	[ ]

	(iii)	Optional Redemption Amount(s) and method, if any, of calculation of such	[ ]

amount(s):

	(iv) If redeemable in part:	[ ]

	(a) Minimum Redemption Amount:	[ ]

	(b) Maximum Redemption Amount:	[ ]

	(v) Notice period (if other than as set out in the Conditions):	[ ]

22	Put Option	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

	(i) Option Exercise Date(s):	[ ]

	(i) Optional Redemption Date(s):	[ ]

	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii) Notice period (if other than as set out in the Conditions):	[ ]

23	Final Redemption Amount:	[Nominal Amount/Formula for calculation/other/see Appendix]

24	Early Redemption Amount:	[ ]

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	[Not Applicable/give details.]

27	Public Offer Test compliant	[Yes/No/Not Applicable]

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	[Not Applicable/give details]

29	Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]

30	Governing law:	State of Victoria

31	Other terms or special conditions:	[Not Applicable/give details]

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	[Not Applicable/give names]

33	If non-syndicated, name of Dealer:	[Not Applicable/give names]

34	Additional selling restrictions:	[Not Applicable/give details]

OPERATIONAL INFORMATION

35	ISIN:	[Not Applicable/insert number]

36	Common Code	[Not Applicable/insert number]

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from [insert date of listing of the Securities]]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:	/s/ Mark Anwender	By:	/s/ Ross Glasscock
	Duly Authorised Signatory		Duly Authorised Signatory

ISSUER

Australia and New Zealand Banking Group Limited

Level 14

530 Collins Street

Melbourne

Victoria 3000

Attention:  Executive Treasurer, Group Wholesale Funding

Telephone:  (03) 9273 1467

Facsimile:  (03) 9273 1687

REGISTRAR

Austraclear Services Limited

11-19 Bank Place

Melbourne

Victoria 3000

Attention:  Manager, Business Development

Telephone:  (03) 9670 7641

Facsimile:  (03) 9670 1125

ARRANGER & DEALER

ANZ Investment Bank

Level 2

20 Martin Place

Sydney

New South Wales 2000

Attention:  Transactions Management & Execution, Credit Origination & Sales

Telephone:  (02) 9227 1798

Facsimile:  (02) 9227 1031

LEGAL ADVISER

Allens Arthur Robinson

Level 27

530 Collins Street

Melbourne

Victoria  3000

DATED 23 April 2004

AMENDED AND RESTATED DEED POLL

by

AUSTRALIA AND NEW ZEALAND

BANKING GROUP LIMITED

Australian Business Number  11 005 357 522

AUSTRALIAN DOLLAR
DEBT ISSUANCE PROGRAMME

AMENDED AND RESTATED DEED POLL

THIS AMENDED AND RESTATED DEED POLL is made on 23 April 2004 by AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED A.B.N. 11 005 357 522 (the Issuer) in favour of Registered Holders from time to time.

RECITALS

A.                                   The Issuer wishes to amend and restate the Deed Poll originally made on 20 June 2001 and amended and restated on 11 April 2003 (the Original Deed Poll).

B.                                     Under an Information Memorandum dated 23 April 2004 (the Information Memorandum) relating to the Australian Dollar Debt Issuance Programme (the Programme), the Issuer proposes to issue Notes and to issue Transferable Certificates of Deposit in respect of Transferable Deposits accepted by it from investors (together with the Notes, the Securities) from time to time.

C.                                     The Issuer agrees to enter into this Deed in order to enable the Registered Holders from time to time of such Securities to obtain the benefit of the terms on which those Notes and Transferable Certificates of Deposit are issued as set out in the Conditions of the Securities and the relevant Pricing Supplement.

NOW THIS DEED WITNESSES as follows:

1.                                      INTERPRETATION

1.1                                 Conditions means the Conditions of the Securities contained in Schedule 1 to this Deed, as amended by the relevant Pricing Supplement for any Tranche of Securities.

1.2                                 Meeting Provisions means the provisions contained in Schedule 2 to this Deed.

1.3                                 Security Terms means, in relation to any Security, the Conditions and the relevant Pricing Supplement.

1.4                                 Unless the context otherwise requires, terms defined in the Conditions and the relevant Pricing Supplement have the same meanings in this Deed.

1.5                                 Condition 1.2 (except (i)) of the Conditions applies to this Deed as if incorporated in this Deed and as if all references to “these Conditions” are references to “this Deed”.

2.                                      REGISTERED HOLDERS TO HAVE BENEFIT OF THE SECURITY TERMS

2.1                                 The obligations of the Issuer under the Securities are constituted by and specified in this Deed.

2.2           Subject to the Security Terms, the Issuer unconditionally and irrevocably agrees for the benefit of each Registered Holder that such Registered Holder shall, until it has disposed of all Securities held by it, be entitled to the benefit of the terms contained in the Security Terms in respect of the Securities held by it.

2

2.3           Each Registered Holder who acquires any Securities in accordance with the Security Terms otherwise than by issue or acceptance (as applicable) by the Issuer shall acquire all rights and benefits to which that Registered Holder would have been entitled under the Security Terms with respect to that Security if that Registered Holder had held that Security from its Issue Date.

2.4           Each Registered Holder and any person claiming through or under a Registered Holder is bound by this Deed and is deemed to have notice of this Deed (including the Meeting Provisions), the Conditions, the Information Memorandum, the relevant Pricing Supplement and the Registry Services Agreement.

2.5           This Deed amends and restates the Original Deed Poll and applies to the exclusion of the Original Deed Poll in respect of all Securities issued after the date of this Deed.  Securities issued subsequent to 20 June 2001 but prior to 11 April 2003 shall have the benefit (where appropriate) of the Deed Poll dated 20 June 2001.  Securities issued subsequent to 11 April 2003 but prior to 23 April 2004 shall have the benefit (where appropriate) of the Deed Poll dated 20 June 2001 as amended and restated on 11 April 2003.

3.                                      DEED DEPOSITED WITH REGISTRAR

3.1           This Deed shall be delivered to and held by the Registrar while any Security remains outstanding and for so long after as any claim made against the Issuer by any Registered Holder in relation to the Securities, the Security Terms or this Deed shall not have been finally adjudicated, settled or discharged.

3.2           Each Registered Holder is taken to have irrevocably instructed the Issuer that this Deed is to be held by the Registrar and appointed and authorised the Registrar to hold this Deed at its office in Melbourne on its behalf.

4.                                      ILLEGALITY

The illegality, invalidity or unenforceability of any provision of this Deed under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Deed.

5.                                      GOVERNING LAW

This Deed is governed by the laws of Victoria.

3

6.                                      ATTORNEYS

Each attorney executing this Deed states that he or she has no notice of revocation of his or her power of attorney.

IN WITNESS the Issuer has duly executed and delivered this deed poll in Melbourne.

SIGNED SEALED AND DELIVERED for
and on behalf of AUSTRALIA AND NEW
ZEALAND BANKING GROUP LIMITED
ABN 11 005 357 522 under Power of Attorney
dated 18 November 2002 by Michael
Dontschuk who certifies that he is a Senior
Executive in the presence of:

/s/ Mark Anwender	/s/ Michael Dontschuk
Witness Signature	Attorney Signature

Mark Anwender	Michael Dontschuk
Print Name	Print Name

4

SCHEDULE 1

CONDITIONS OF THE SECURITIES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Securities of each Series

Words and expressions defined in the Deed Poll or used in the Pricing Supplement shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Deed Poll and the Pricing Supplement, the Pricing Supplement will prevail.

The Securities are constituted by a Deed Poll dated 20 June 2001 as amended and restated on 11 April 2003 and 23 April 2004 and as further amended and/or supplemented and/or restated as at the Issue Date of the Securities (the “Deed Poll”) executed by Australia and New Zealand Banking Group Limited (the “Issuer”) and issued with the benefit of the Registry Services Agreement. Copies of the Registry Services Agreement, the Deed Poll and the relevant Pricing Supplement are available to the relevant Registered Holders for inspection at the following offices of the Issuer and Registrar respectively:

Issuer:	Australia and New Zealand Banking Group Limited, Level 14, 530 Collins Street, Melbourne Victoria

Registrar:	Austraclear Services Limited, 11-19 Bank Place, Melbourne, Victoria

The Registered Holders of the Securities and any person claiming through or under a Registered Holder are entitled to the benefit of, are bound by and are deemed to have notice of all of the provisions contained in the Deed Poll (including the relevant Pricing Supplement), the Information Memorandum and the Registry Services Agreement.

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Aggregate Nominal Amount” means, in relation to a Tranche of Securities, the amount specified in the Pricing Supplement or in relation to any Certificate the aggregate Nominal Amount of the Securities to which that Certificate relates.

“Amortised Face Amount” has the meaning given to it in Condition 6.3(ii).

“Austraclear” means Austraclear Limited ABN 94 002 060 773.

“Austraclear Regulations” means the regulations known as the ‘Regulations and Operating Manual’ established by Austraclear (as amended from time to time) to govern the use of the Austraclear System.

“Austraclear System” means the system operated by Austraclear for holding Securities and the electronic recording and settling of transactions in those Securities between members of that system.

5

“Australian Dollars” and “A$” means the lawful currency for the time being of the Commonwealth of Australia.

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which commercial banks and foreign exchange markets settle payments in Sydney and in such other places as are specified as “Additional Financial Centres” in the Pricing Supplement.

“Business Day Convention” means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the relevant Pricing Supplement in relation to any date applicable to any Security, have the following meanings:

(i)                          “Floating Rate Business Day Convention” means that the date is postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment;

(ii)                      “Following Business Day Convention” means that the date is postponed to the first following day that is a Business Day;

(iii)                    “Modified Following Business Day Convention” or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(iv)                   “Preceding Business Day Convention” means that the date is brought forward to the first preceding day that is a Business Day.

Where no Business Day Convention is specified in a relevant Pricing Supplement, it shall be deemed to be the Modified Following Business Day Convention.

“Calculation Agent” means, in respect of a Tranche of Securities, the person specified as the Calculation Agent in the relevant Pricing Supplement.  The Calculation Agent must be the same for all Securities in a Series.

“Certificate” means a certificate confirming registered ownership of a Security.

“CHESS” means the Clearing House Electronic Subregister System operated by the Australian Stock Exchange.

“Condition” means the correspondingly numbered condition in these terms and conditions

“Corporations Act” means the Corporations Act 2001 (Cth).

“Day Count Fraction” means, in relation to the calculation of an amount of interest on any Security for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Accrual Period, the “Calculation Period”):

6

(i)                          in respect of Floating Rate Securities:

(a)                                  if “Actual/360” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(b)                                 if “Actual/365” or “Actual/Actual” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)                                  if “Actual/365 (fixed)” is specified in the Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(ii)                       in respect of Fixed Rate Securities:

(a)                                  if “Actual/Actual (ISMA)” is specified in the Pricing Supplement:

(i)                                     if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of:

(A)                              the number of days in such Determination Period; and

(B)                                the number of Determination Periods normally ending in any year; and

(ii)                                  if the Calculation Period is longer than one Determination Period, the sum of:

(A)                              the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(B)                                the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year where:

“Determination Period” means the period from and including an Interest Payment Date in any year to but excluding the next Interest Payment Date;

7

(b)                                 if “30/360” is specified in the Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months); and

(c)                                  if “RBA Bond Basis” is specified in the Pricing Supplement, one divided by the number of Interest Payment Dates in a year.

“Early Redemption Amount” means the amount which may be payable in respect of a Security and specified as such in (or calculated or determined in accordance with the provisions of) the relevant Pricing Supplement.

“Event of Default” has the meaning given to it in Condition 11.

“Extraordinary Resolution” has the meaning given to it in the Meeting Provisions.

“Final Redemption Amount” means the amount payable in respect of a Security and specified as such in (or calculated in accordance with the provisions of) the relevant Pricing Supplement.

“Fixed Rate Security” means a Security that bears interest at a fixed rate specified in the relevant Pricing Supplement.

“Floating Rate Security” means a Security that bears interest at a floating rate specified in the relevant Pricing Supplement.

“GST” has the meaning given to it in Section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

“Index” means the index applying to a Security, as specified in the relevant Pricing Supplement.

“Index Linked Interest Security” means a Security that bears interest at a rate calculated by reference to an Index.

“Index Linked Redemption Security”  means a Security the Early or Final Redemption Amount in respect of which is calculated by reference to an Index.

“Index Linked Securities” means an Index Linked Interest Security or an Index Linked Redemption Security.

“Interest Amount” means the amount of interest payable in respect of a Security, and in the case of Fixed Rate Securities, also means the Fixed Coupon Amount or Broken Amount, as the case may be, so specified in the relevant Pricing Supplement;

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date during the relevant Interest Period, except that the last Interest Accrual Period ends on (and excludes) the Maturity Date.

“Interest Commencement Date” means the Issue Date in respect of Securities or such other date as may be specified in the Pricing Supplement.

8

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the Pricing Supplement or, if none is so specified the first day of such Interest Accrual Period.

“Interest Payment Date” means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and adjusted, if not a Business Day, in accordance with the applicable Business Day Convention.

“Interest Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, except that the final Interest Period ends on (but excludes) the Maturity Date.

“Interest Period Date” means each Interest Payment Date unless otherwise specified in the Pricing Supplement.

“Issue Date” means the date of issue of the Securities as specified in or determined in accordance with the relevant Pricing Supplement (and in the case of Transferable Certificates of Deposit will be the same date as the date of acceptance of the relevant Transferable Deposit by the Issuer).

“Issue Price” means the issue price for Securities specified in, calculated in or determined in accordance with the provisions of the Pricing Supplement.

“Issuer” means Australia and New Zealand Banking Group Limited ABN 11 005 357 522.

“Maturity Date” means the maturity date specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement and as recorded in the Register.

“Maximum Rate of Interest” means the maximum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Medium Term Note” means an unsubordinated Note as more fully described in Condition 3.2.

“Meeting Provisions” means the provisions for the convening of meetings of, and passing of resolutions by, Registered Holders set out in Schedule 2 of the Deed Poll.

“Minimum Rate of Interest” means the minimum interest rate (if any) specified in, or calculated or determined in accordance with the provisions of the relevant Pricing Supplement.

“Nominal Amount” means the notional nominal amount of each Security which will, unless indicated otherwise, be the same amount as the “Specified Denomination” of each Security so specified in the relevant Pricing Supplement.

“Note” means either an unsubordinated or a subordinated medium term note being a debt obligation of the Issuer owing to a Registered Holder, the details of which are identified in the Register, and, in these Conditions, references to Notes are references to Notes of the relevant Series.

9

“Noteholder” means the Registered Holder of a Note.

“Offshore Associate” means an associate (as defined in section 128F of the Income Tax Assessment Act 1936 (Cth)) of the Issuer that is either a non-resident of the Commonwealth of Australia which does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, a resident of Australia that acquires the Securities in carrying on business at or through a permanent establishment outside of Australia.

“outstanding” means in relation to the Securities of any Series, all the Securities issued other than (a) those that have been redeemed in accordance with the Conditions, (b) those which have become void or in respect of which claims have become prescribed, and (c) those which have been purchased and cancelled as provided for in the Conditions.

“Pricing Supplement” means the pricing supplement document prepared in relation to the Securities of the relevant Tranche.

“Programme” means the Australian Dollar Debt Issuance Programme of the Issuer providing for the issue of Notes and Transferable Certificates of Deposit by the Issuer.

“Rate of Interest” means the rate of interest payable from time to time in respect of a particular Security and that is either specified or calculated in accordance with the provisions set out in the Pricing Supplement.

“Record Date” means, in the case of payments of interest or principal, the date eight days prior to the relevant payment date.

“Reference Banks” means the institutions specified as such in the Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Reference Rate specified in the Pricing Supplement

“Reference Rate” means the rate, if any, specified in the relevant Pricing Supplement.

“Register” means the register of Registered Holders maintained by the Registrar in accordance with the Registry Services Agreement or such other relevant agreement between the Registrar and the Issuer.

“Registered Holder” means in relation to any Security, a person whose name is for the time being recorded in the Register to signify ownership of the Security.  If the Security is owned jointly by more than one person a Registered Holder includes a person whose name appears in the Register as a joint owner.

“Registrar” means Austraclear Services Limited ABN 28 003 284 419 or such other person appointed and notified by the Issuer.

“Registry Office” means the following office of the Registrar: 11-19 Bank Place, Melbourne.

“Registry Services Agreement” means the Registry Services Agreement dated 20 June 2001 as amended from time to time, between the Registrar and the Issuer.

“Relevant Date” in respect of any Security means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly

10

withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Registered Holders that such payment will be made, provided that payment is in fact made.

“Relevant Financial Centre” means, with respect to any Floating Rate Security to be determined in accordance with Screen Rate Determination on an Interest Determination Date the financial centre specified as such in the Pricing Supplement or, if none is so specified, the financial centre with which the relevant Reference Rate is most closely connected.

“Relevant Time” means, with respect to any Interest Determination Date, the relevant time specified in the Pricing Supplement.

“Screen Rate Determination” has the meaning specified in the Pricing Supplement and in Condition 5.2(ii).

“Security” means a Transferable Certificate of Deposit, Medium Term Note or Subordinated Note.

“Series” means a Tranche of Securities together with any further Tranche or Tranches of Securities which are:

(i)            expressed to be consolidated and form a single Series; and

(ii)           identical in all respects (including as to listing) except for the respective Issue Dates, Interest Commencement Dates, Issue Prices or amounts of the first payment of interest.

“Subordinated Note” means a subordinated Note as more fully described in Condition 3.3.

“Subordinated Noteholder” means the Registered Holder of a Subordinated Note.

“Tranche” means Securities that are identical in all respects (including as to listing).

“Transferable Certificate of Deposit” means a transferable certificate of deposit, issued in respect of a Transferable Deposit, owing to a Registered Holder, the details of which are recorded in the Register, and, in these Conditions, references to Transferable Certificates of Deposit are references to Transferable Certificates of Deposit of the relevant Series.

“Transferable Deposit” means a transferable deposit made by an investor and accepted by the Issuer, being a deposit liability in Australia of the Issuer.

“Unsubordinated Creditors” has the meaning contained in Condition 3.3.

“Zero Coupon Security” means a Transferable Certificate of Deposit or Note that does not bear interest.

1.2                               Interpretations

In these Conditions unless the contrary intention appears:

(i)                                     a reference to Conditions is a reference to these Conditions as supplemented, modified or altered by the relevant Pricing Supplement;

11

(ii)           reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iii)          the singular includes the plural and vice versa;

(iv)                              the word “person” incorporates a firm, body corporate, an unincorporated association or an authority;

(v)                                 a reference to a person incorporates references to the person’s executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(vi)          a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;

(vii)         unless otherwise specified to the contrary, any reference to a particular time is a reference to Sydney time;

(viii)        headings are inserted for convenience and do not affect the interpretation of these Conditions;  and

(ix)           all references to the issue or issuance of Securities are to:

(a)                                  the issue of Transferable Certificates of Deposit by the Issuer in respect of Transferable Deposits made by investors and accepted by the Issuer; or

(b)           the issue of Notes by the Issuer; or

(c)           both as the context requires.

2                                         FORM, DENOMINATION AND TITLE

2.1                               Constitution

The Securities are registered debt obligations of the Issuer constituted by and owing under the Deed Poll. The obligations of the Issuer in respect of these Conditions and the relevant Pricing Supplement extend to each individual Security and, following on from that, the Registered Holder of each Security without the Registered Holder having to join forces with any other Registered Holder or any predecessor in title of that Registered Holder of a Security.

2.2                               Title

Entry of the name of the person purchasing a Security, or the transferee of a Security on the Register at the relevant time will constitute the passing of title of that Security and will be conclusive evidence of that person’s entitlements to receive interest and repayment of principal in the manner provided for in these Conditions (subject to rectification for fraud or error).  A Security registered in the name of more than one

12

person is held by those persons as joint tenants (unless requested otherwise and in a form satisfactory to the Issuer).  Securities will be registered by name only without reference to any trusteeship.  Neither the Issuer nor the Registrar is, except as required by law, obliged to take notice of any other claim to a Security.

2.3                               Independent Obligations

Each entry in the Register constitutes the separate and individual title of the Registered Holder to the indebtedness of the Issuer to that relevant Registered Holder.

2.4                               Location of Register

The Register will be established and maintained by the Registrar at its Registry Office unless otherwise specified in the relevant Pricing Supplement.

2.5                               Denomination

(i)            Securities are issued in the denominations specified in the Pricing Supplement.  Securities may only be sold in Australia if the aggregate consideration payable to the Issuer by the purchaser (in the case of a Transferable Certificate of Deposit by way of a deposit with the Issuer) is at least A$500,000 (disregarding moneys lent by the relevant Issuer or its associates) or if the Securities are otherwise sold in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)           Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the issue or sale is in compliance with the laws of the jurisdiction in which the issue or sale is made and the Securities are otherwise issued or sold in a manner that does not require disclosure to investors under the laws of that jurisdiction or those jurisdictions.  Zero Coupon Securities may only be issued or sold by the Issuer in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

2.6                               Austraclear

If Securities are lodged in the Austraclear System, the Registrar will enter Austraclear in the Register as the Registered Holder of those Securities.  While those Securities remain in the Austraclear System, all dealings (including transfers and payments) in relation to those Securities within the Austraclear System will be governed by the regulations for the Austraclear System and need not comply with these Conditions to the extent of any inconsistency.

2.7                               Certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Security unless the Issuer determines that such certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

2.8                               Acknowledgment

Where Austraclear is recorded in the Register as the Registered Holder, each person in whose Security Record (as defined in the Austraclear Regulations) that Security is recorded is deemed to acknowledge in favour of the Registrar and Austraclear that:

13

(i)            the Registrar’s decision to act as the Registrar of the Security does not constitute a recommendation or endorsement by the Registrar or Austraclear in relation to the Security but only indicates that such Security is considered by the Registrar to be compatible with the performance by it of its obligations as Registrar under its agreement with the Issuer to act as Registrar of the Security; and

(ii)                                  the Registered Holder does not rely on any fact, matter or circumstance contrary to Condition 2.8(i).

2.9                               Australian Stock Exchange Listing

Securities which are listed on the Australian Stock Exchange will not be transferred through or registered on CHESS and will not be CHESS approved securities.  In the event that an interface between the Register maintained by the Registrar and CHESS is established the Conditions and any other Programme documents may be amended to facilitate settlement on CHESS and so that the Securities will become CHESS approved securities.

3.                                      STATUS

The Securities may be Transferable Certificates of Deposit, Medium Term Notes or Subordinated Notes as specified in the applicable Pricing Supplement.

3.1                               Transferable Certificates of Deposit

The Transferable Certificates of Deposit constitute deposit liabilities in Australia of the Issuer for the purpose of Section 13A of the Banking Act 1959 of the Commonwealth of Australia, which provides that in the event of the Issuer becoming unable to meet its obligations or suspending payment, the assets of the Issuer in Australia shall be available to meet the Issuer’s deposit liabilities in Australia in priority to all other liabilities of the Issuer.

3.2                               Medium Term Notes

The Medium Term Notes constitute (subject to Condition 4 - Negative Pledge) direct, unconditional and unsecured obligations of the Issuer and (save for certain debts, including those in respect of the Issuer’s deposit liabilities in Australia, required to be preferred by law) rank pari passu among themselves and equally with all other present and future unsecured obligations (other than subordinated obligations) of the Issuer, all as described in Condition 11 (Events of Default).

The Medium Term Notes rank senior to the Issuer’s subordinated obligations, including the Subordinated Notes.

3.3                               Subordinated Notes

The Subordinated Notes constitute direct and unsecured subordinated obligations of the Issuer and, unless otherwise specified in the applicable Pricing Supplement, rank pari passu among themselves and, unless specified in the applicable Pricing Supplement, rank at least pari passu with all other unsecured subordinated obligations incurred or assumed by the Issuer other than those mandatorily preferred by law.  In the event of

14

the winding up of the Issuer (see Condition 12 (Subordination)) the principal amount of, any premium or interest on, and any other payments, including additional amounts, in respect of the Subordinated Notes will be subordinated to the claims of all Unsubordinated Creditors.  “Unsubordinated Creditors” means all creditors of the Issuer (including all depositors of the Issuer) other than:

(i)            Subordinated Noteholders;

(ii)           creditors whose claims against the Issuer rank pari passu with the claims of Subordinated Noteholders, which creditors shall be deemed to include all creditors, present and future, to whom the Issuer is indebted where the terms of such indebtedness:

(a)                                  provide that such indebtedness would become due and payable on a specified or determinable date or at the end of a specified or determinable period and that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will be, or are expressed to be, subordinated in right of payment to the claims of all depositors and other unsubordinated creditors of the Issuer; and

(b)                                 do not provide that in the event of the winding up of the Issuer the claims of those creditors against the Issuer will rank, or are expressed to rank, ahead of the claims of any unsubordinated creditors of the Issuer to whom the Issuer is indebted; and

(iii)          creditors whose claims against the Issuer rank, or are expressed to rank, after the claims of the Subordinated Noteholders.

The Subordinated Noteholders have no contractual right to set off any sum at any time due and payable to them by the Issuer under or in relation to the Subordinated Notes against amounts owing by the Subordinated Noteholders to the Issuer.

The Subordinated Notes do not limit the amount of liabilities ranking senior to the Subordinated Notes that may be hereafter incurred or assumed by the Issuer.

4.                                      NEGATIVE PLEDGE

So long as the Medium Term Notes of any Series remain outstanding, the Issuer will not create or permit to be outstanding any mortgage, charge, pledge or other security interest upon the whole or any part of the property, assets, present or future, of the Issuer to secure:

(i)                                     repayment of any external indebtedness;

(ii)                                  any payment under any guarantee of any external indebtedness; or

(iii)                               any payment under any indemnity or any other like obligation relating to any external indebtedness,

without in any such case at the same time according to all Medium Term Notes of all Series (whether or not then outstanding or issued thereafter) the same security as is granted to or is outstanding in respect of such external indebtedness or such guarantee,

15

indemnity or other like obligation, or such other security, as shall be approved by an Extraordinary Resolution of the Registered Holders of the Medium Term Notes.

For this purpose, “external indebtedness” means any obligation for the repayment of money borrowed by the Issuer or any other person (not being indebtedness incurred in the ordinary course of banking business) consisting of or evidenced by bonds, notes, debentures or other securities which are capable of being listed, quoted, ordinarily dealt in or traded on any recognised securities market, but shall not include indebtedness incurred in the ordinary course of carrying on the business of co-ordinating and arranging or participating in leveraged lease facilities or in connection with the provision of or the participation in other similar financial accommodation by the Issuer. For this purpose, “leveraged lease facilities” means financial arrangements involving ownership of assets by a lessor, lessor partnership or other entity (an “owner”) which will be leased or made available to the lessee or user, the acquisition of which shall have been made with the assistance of a loan or loans on security which will include the property or funds accruing to the owner in respect of such property under the terms of the lease or agreement by which the assets are made available to the lessee or user on security which includes both such property and such funds.

5.                                      INTEREST AND OTHER CALCULATIONS

5.1                               Interest on Fixed Rate Securities

Each Fixed Rate Security bears interest on its outstanding Nominal Amount from, and including, the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.  If a Fixed Coupon Amount or a Broken Amount is specified in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the applicable Pricing Supplement.

5.2                               Interest on Floating Rate Securities and Index Linked Interest Securities

(i)                                     Interest Payment Dates:  Each Floating Rate Security and Index Linked Interest Security bears interest on its outstanding Nominal Amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either specified in the Pricing Supplement as the Interest Payment Dates or, if no Interest Payment Date(s) are specified, Interest Payment Date shall mean each date which falls the number of months or other period shown in the Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)                                  Rate of Interest for Floating Rate Securities:  The Rate of Interest in respect of Floating Rate Securities for each Interest Accrual Period shall be determined in the manner specified in the Pricing Supplement and the provisions below relating to Screen Rate Determination shall apply.

16

Screen Rate/Reference Bank Determination for Floating Rate Securities

(x)            If Screen Rate Determination is specified as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be (as determined by the Calculation Agent):

(I)                                    the offered quotation; or

(II)                                the arithmetic mean of the offered quotations,

for the Reference Rate in each case appearing on the Relevant Screen Page at the Relevant Time on the Interest Determination Date;

(y)                                 if paragraph (x)(I) above applies and no Reference Rate appears on the Relevant Screen Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two offered quotations appear on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the offered quotations that each of the Reference Banks is quoting (or such of them, being at least two, as are so quoting) to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z)                                   if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting the Reference Rate, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Reference Rate) that at least two out of five leading banks selected by the Calculation Agent in the Relevant Financial Centre, are quoting at or about the Relevant Time for a period equivalent to the relative Interest Accrual Period to leading banks carrying on business in the Relevant Financial Centre; except that, if fewer than two of such banks are so quoting to such leading banks, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iii)                               Rate of Interest for Index Linked Interest Securities:  The Rate of Interest in respect of Index Linked Interest Securities for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or formula as specified in the relevant Pricing Supplement.

5.3                               Zero Coupon Securities

Where a Security, the Interest Basis of which is specified in the Pricing Supplement to be Zero Coupon, is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption

17

Amount of such Security.  As from the Maturity Date, the Rate of Interest for any overdue principal of such a Security shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6.3 (Early Redemption)).

5.4                               Accrual of Interest

Interest shall cease to accrue on each Security on the due date for redemption unless payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) on the outstanding Nominal Amount of the Security at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

5.5                               Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding

(i)            If any Margin or Rate Multiplier is specified in the Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with 5.2 above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii)           If any Maximum or Minimum Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount is specified in the Pricing Supplement, then any Rate of Interest, Instalment Amount or Early, Final or Optional Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii)          Subject to the requirements of applicable law, for the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven decimal places (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest cent (with one half cent being rounded up).

5.6                               Calculations

The amount of interest payable in respect of any Security for any Interest Accrual Period shall be calculated by multiplying the product of the Rate of Interest and the outstanding Nominal Amount of such Security by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in the Pricing Supplement in respect of such period, in which case the amount of interest payable in respect of such Security for such period shall equal such Interest Amount (or be calculated in accordance with such formula).  Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest

18

Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

5.7                               Determination and Publication of Rate of Interest, Interest Amounts, Early, Final or Optional Redemption Amounts and Instalment Amounts

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Securities for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Instalment Amount or Optional Redemption Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Instalment Amount or Optional Redemption Amount to be notified to the Issuer, the Registrar (which will then notify the Registered Holders of the calculation as required by the Issuer to the address of the Registered Holders recorded in the Register), any other Calculation Agent appointed in respect of the Securities that is to make a further calculation upon receipt of such information and, if the Securities are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (y) the commencement of the relevant Interest Accrual Period, if determined prior to such time in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (z) in all other cases, the fourth Business Day after such determination.  Where any Interest Payment Date or Interest Accrual Period is subject to adjustment pursuant to the application of a Business Day Convention, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Accrual Period.  If the Securities become due and payable under Condition 11 (Events of Default), the accrued interest and the Rate of Interest payable in respect of the Securities shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made.  The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

5.8                               Calculation Agent and Reference Banks

The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the Pricing Supplement and for so long as any Security is outstanding.  If any Reference Bank (acting through its relevant offices) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place.  Where more than one Calculation Agent is appointed in respect of the Securities, references in these Conditions to the Calculation Agent shall

19

be construed as each Calculation Agent performing its respective duties under the Conditions.  If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent to act as such in its place.  The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

5.9                               Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5 shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Calculation Agent, the Registrar and all Registered Holders, and (in the absence of wilful default, bad faith or manifest error) no liability to the Issuer or the Registered Holders, shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6.                                      REDEMPTION, PURCHASE AND OPTIONS

6.1                               Redemption by Instalments and Final Redemption

(i)            Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or unless the relevant Instalment Date (being one of the dates so specified in the Pricing Supplement) is extended pursuant to any provision of the relevant Pricing Supplement, each Security that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the Pricing Supplement.  The outstanding Nominal Amount of each such Security shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the Nominal Amount of such Security, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii)           Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any provision of the relevant Pricing Supplement, each Security shall be finally redeemed on the Maturity Date specified in the Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided in the Pricing Supplement, is its Nominal Amount) or, in the case of a Security falling within paragraph (i) above, its final Instalment Amount.

20

6.2                               Redemption for taxation reasons

If, as a result of any change in or amendment to the laws or regulations of the Commonwealth of Australia or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of any Security (as specified in the Pricing Supplement), the Issuer has or will become obliged to pay any additional amounts as provided in Condition 9 (Taxation), the Issuer may at its option, at any time (in the case of Zero Coupon Securities) or on any Interest Payment Date (in the case of Fixed Rate Securities, Floating Rate Securities or Index Linked Interest Securities) on giving not more than 60 nor less than 30 days’ notice to the Registered Holders (which notice shall be irrevocable) redeem all, but not some only, of the Securities of the relevant Series at their Early Redemption Amount together with interest accrued to the date fixed for redemption, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Securities then due.  Prior to the publication of any notice of redemption pursuant to this Condition 6.2, the Issuer shall deliver to the Registrar a certificate signed by two persons each of whom is either a Director or a General Manager (or equivalent status) of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of the facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred.

6.3                               Early Redemption of Zero Coupon Securities

(i)            The Early Redemption Amount payable in respect of any Zero Coupon Security that does not bear interest prior to the Maturity Date, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Security pursuant to Condition 6.2, 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), shall be the Amortised Face Amount (calculated as provided below) of such Security unless otherwise specified in the Pricing Supplement.

(ii)           Subject to the provisions of sub-paragraph (iii) below, the “Amortised Face Amount” of any such Security shall be the scheduled Final Redemption Amount of such Security on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is set out in the Pricing Supplement, shall be such rate as would produce an Amortised Face Amount equal to the Issue Price of the Securities if they were discounted back to their Issue Price on the relevant Issue Date) compounded annually. Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction set out in the Pricing Supplement.

(iii)          If the Early Redemption Amount payable in respect of any such Security upon its redemption pursuant to Condition 6.2. 6.4 or 6.5 or upon it becoming due and payable as provided in Condition 11 (Events of Default), is not paid when due, the Early Redemption Amount due and payable in respect of such Security shall be the Amortised Face Amount of such Security as defined in sub-

21

paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Security becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Security on the Maturity Date together with any interest that may accrue in accordance with Condition 5.4.  Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction.

6.4                               Redemption at the Option of the Issuer and Exercise of the Issuer’s Options

If a Call Option is specified in the Pricing Supplement, the Issuer may, on giving not less than 15 or more than 30 days’ irrevocable notice (subject to such other notice period as may be specified in the Pricing Supplement) to the Registered Holders redeem (in accordance with the Pricing Supplement) all or, if so provided, some of the Securities on any Optional Redemption Date. Any such redemption of Securities shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption.  Any such redemption or exercise of the Issuer’s option shall just relate to Securities of a Nominal Amount at least equal to the Minimum Redemption Amount to be redeemed specified in the Pricing Supplement and no greater than the Maximum Redemption Amount to be redeemed specified in the Pricing Supplement.

All Securities in respect of which any such notice is given shall be redeemed, or the Issuer’s option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer’s option, the notice to Registered Holders shall also contain details of the Nominal Amount of Securities to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as may be fair and reasonable in the circumstances, having regard to prevailing market practices and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements.

6.5                               Redemption at the Option of Registered Holders and Exercise of Registered Holders’ Options

If a Put Option is specified in the Pricing Supplement, the Issuer shall, at the option of the Registered Holder of such Security, upon the Registered Holder of such Security giving not less than 15 nor more than 30 days’ notice to the Issuer (or such other notice period as may be specified in the Pricing Supplement), redeem such Security on the Optional Redemption Date(s) so provided at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.  No such notice may be withdrawn without the prior consent of the Issuer.

To exercise such option the Registered Holder must complete, sign and deliver to the Registrar within the notice period, a redemption notice (in the form obtainable from the Registrar) together with any Certificate held by the Registered Holder relating to the

22

Securities to be transferred and such evidence as the Registrar may require to establish the rights of that Registered Holder to the relevant Securities.

6.6                               Purchases

The Issuer is taken to represent that as at the date of issue of each Security, the Issuer does not know or have any grounds to suspect that that Security or any interest in or right in respect of that Security is being or will later be, acquired either directly or indirectly by an Offshore Associate of the Issuer acting other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Securities or a clearing house, custodian, funds manager or responsible entity of a registered scheme within the meaning of the Corporations Act.

The Issuer and any of its subsidiaries may, to the extent permitted by applicable laws and regulations, at any time purchase Securities in the open market or otherwise at any price. Securities purchased by the Issuer or any of its subsidiaries may be surrendered by the purchaser through the Issuer to the Registrar for cancellation or may be held or resold, in each case at the option of the Issuer or the relevant subsidiary.  In the event that Securities are purchased by the Issuer or any of its subsidiaries but not cancelled the Issuer or relevant subsidiary will relinquish any voting rights in respect of those purchased Securities.

6.7                               Cancellation

All Securities redeemed by the Issuer or surrendered by the purchaser through the Issuer for cancellation shall be surrendered for cancellation by the Issuer or purchaser notifying the Registrar and surrendering to the Registrar any Certificates held by the Registered Holder relating to the Securities to be cancelled by the Registrar.  Any Securities so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Securities shall be discharged.

6.8                               Consent of Australian Prudential Regulatory Authority

Notwithstanding anything to the contrary in this Condition 6, unless otherwise specified or determined by the Australian Prudential Regulatory Authority (“APRA”), the Issuer may not redeem any Subordinated Notes under Conditions 6.2, 6.3, 6.4 or 6.5 above or prior to the Maturity Date under paragraph 6.1 above or purchase any Subordinated Notes under Condition 6.6 above without the prior approval of APRA.  In addition, unless otherwise specified or determined by APRA, the prior approval of APRA is required to modify the terms of any Series of Subordinated Notes.

7.                                      PAYMENTS

7.1                               Payments by the Issuer

(i)            Payments in respect of interest or principal on any Security made by the Issuer to Registered Holders will be made in accordance with details recorded with the Registrar by 5:00 pm local Registry Office time on the relevant Record Date.

23

(ii)           When a Security is recorded in the Register as being held jointly, payment of interest or principal (as the case may be) by the Issuer will be made to the Registered Holders in their joint names unless requested otherwise (and in a form satisfactory to the Issuer) by 5:00 pm local Registry Office time on the relevant Record Date.

7.2                               Method of Payment

Payments in respect of each Security will be made:

(i)            where the Securities are lodged in the Austraclear System, by crediting on the relevant Interest Payment Date or Maturity Date (determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement) the amount then due to the account of the relevant Registered Holder in accordance with the Austraclear Regulations; or

(ii)                                  if the relevant Securities have not been lodged or are removed from the Austraclear System, by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, the amount then due to a bank account in Australia previously notified by the Registered Holder to the Registrar.  Each Interest Payment Date and Maturity Date shall be determined in accordance with the Business Day Convention specified in the relevant Pricing Supplement.  If the Registered Holder has not notified the Registrar of such an account by close of business on the relevant Record Date (local Registry Office time) or upon application by the Registered Holder to the Registrar no later than close of business on the relevant Record Date (local Registry Office time), payments in respect of the relevant Security will be made by cheque mailed on the Business Day immediately preceding the relevant Interest Payment Date in the case of payments of interest or on the Maturity Date, in the case of payments of principal, at the Registered Holder’s risk to the Registered Holder (or to the first named of joint Registered Holders) of such Security at the address appearing in the Register as at the close of business on the Record Date.  Cheques to be despatched to the nominated address of a Registered Holder will in such case be deemed to have been received by the Registered Holder on the relevant Interest Payment Date, in the case of payments of interest, or the Maturity Date, in the case of payments of principal, and no further amount will be payable by the Issuer in respect of the relevant Security as a result of payment not being received by the Registered Holder on the due date.

No payment of interest will be mailed to an address in the United States or transferred to an account maintained by the Registered Holder in the United States.

7.3                               Payments Subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 9 (Taxation).  No commission or expenses shall be charged to the Registered Holders in respect of such payments.

24

7.4                               Appointment of Agents

The Registrar and (if appointed) the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Registered Holder.  The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar or (if appointed) the Calculation Agent, provided that the Issuer shall at all times maintain (i) a Registrar in relation to Registered Securities (ii) one or more Calculation Agent(s) where the Conditions so require, and (iii) such other agents as may be required by the rules of any stock exchange on which the Securities may be listed.  Notice of the appointment of a Calculation Agent and its specified office(s) and, any change to the specified office of the Registrar or the Calculation Agent shall promptly be given to the Registered Holders in accordance with Condition 15 (Notices).

8                                         TRANSFER

8.1                               Transfer

(i)            Unless Securities are lodged in the Austraclear System, and subject to Condition 8.2, all applications to transfer Securities must be made by lodging with the Registrar a properly completed transfer and acceptance form in the form approved by the Issuer and the Registrar.  Any Certificate relating to the Securities to be transferred must also be surrendered to the Registrar.  Transfer and acceptance forms are available from any Registry Office.  Each Registry Office will provide prompt marking and transfer services.  Each transfer form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Security, and be signed by both the transferor and the transferee.  The transfer takes effect upon the transferee’s name being entered on the Register.

(ii)           Securities lodged in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

8.2                               Limit on Transfer

(i)            Securities may only be transferred within, to or from Australia in the denominations specified in the Pricing Supplement and if the consideration payable at the time of transfer is a minimum amount of A$500,000 (in either case, disregarding moneys lent by the transferor or its associates) or the transfer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act.

(ii)           Securities may only be transferred between persons in a jurisdiction or jurisdictions other than Australia if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and the transfer of the Securities otherwise does not require disclosure to investors in accordance with the laws of the jurisdiction in which the transfer takes place.

(iii)          Zero Coupon Securities may only be transferred to or between persons in a jurisdiction or jurisdictions other than Australia if the Zero Coupon Securities have a maturity of 365 days or less.

25

8.3                               Partial Transfers

Where a transferor executes a transfer of less than all Securities registered in its name, and the identity of the specific Securities to be transferred are not identified, the Registrar may register the transfer in respect of such of the Securities registered in the name of the transferor as the Registrar thinks fit, provided the total Nominal Amount of the Securities registered as having been transferred equals the total Nominal Amount of the Securities expressed to be transferred in the transfer.

8.4                               Closed Period

A transfer of a Security shall not be effective unless and until entered on the Register. The Register will be closed for the purpose of determining entitlements to payments of interest and repayments of any Nominal Amount at 5:00 pm local Registry Office time on the Record Date prior to the relevant Interest Payment Date, the relevant Maturity Date and any relevant redemption date.  Therefore, transfers must be received by the Registrar at the relevant Registry Office prior to that time.

8.5                               Stamp Duty

The Registered Holder is responsible for any stamp duties or other similar taxes which are payable in any jurisdiction in connection with any transfer, assignment or other dealing with the Securities.

8.6                               Transmission

The Registrar must register a transfer of a Security to or by a person who is entitled to make or receive the transfer in consequence of:

(i)                                     death, bankruptcy, liquidation or winding up of a Registered Holder; or

(ii)                                  the making of a vesting order by a court or other body with power to make the order,

on receiving the evidence of entitlement that the Registrar or the Issuer requires.

8.7                               Austraclear Services Limited as Registrar

If Austraclear Services Limited is the Registrar and Securities are lodged in the Austraclear System, despite any other provision of these Conditions, these Securities are not transferable on the Register, and the Issuer may not, and must procure that the Registrar does not, register any transfer of those Securities issued by it and no member of the Austraclear System has the right to request any registration of any transfer of the relevant Securities, except:

(i)                                     for the purposes of any repurchase, redemption or cancellation (whether on or before the Maturity Date of the relevant Security) of the relevant Security, a transfer of the relevant Security from Austraclear to the Issuer may be entered in the Register; and

(ii)                                  if Austraclear exercises or purports to exercise any power it may have under the Austraclear Regulations from time to time for the Austraclear System or these Conditions, to require the relevant Security to be transferred on the Register to a member of the Austraclear System, the relevant Security may be transferred on the Register from Austraclear to the member of the Austraclear System.

In any of these cases, the relevant Security will cease to be held in the Austraclear System.

26

9.                                      TAXATION

Subject as provided below, all payments of principal and interest in respect of the Securities shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Commonwealth of Australia or by any authority therein or thereof having power to tax (together “Taxes”), unless such withholding or deduction is required by law.  In that event, the Issuer shall pay such additional amounts to the Registered Holders as shall result in receipt by those Registered Holders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Security:

(a)                                  in respect of which the Registered Holder thereof is liable to such taxes, duties, assessments or governmental charges in respect of such Security by reason of its having some connection with the Commonwealth of Australia, other than the mere holding of such Security or the receipt of the relevant payment in respect thereof; or

(b)                                 in respect of which the Registered Holder thereof is an Offshore Associate of the Issuer; or

(c)                                  in respect of which the Taxes have been imposed or levied as a result of the Registered Holder of such Security being party to or participating in a scheme to avoid such Taxes, being a scheme which the Issuer was neither a party to nor participated in; or

(d)                                 to, or to a third party on behalf of, an Australian resident Registered Holder or a non-resident Registered Holder who is engaged in carrying on business in Australia at or through a permanent establishment of the non-resident in Australia, if that person has not supplied an appropriate tax file number, Australian business number or other exemption details.

References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Securities, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 (Redemption, Purchase and Options), or any amendment or supplement to it, (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 (Interest and other Calculations), or any amendment or supplement to it and (iii) “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or substitution for it under the Deed Poll.  Any additional amounts due in respect of the Subordinated Notes will be subordinated in right of payment as described in Condition 12 (Subordination).

10.                               PRESCRIPTION

Claims against the Issuer for payment in respect of the Securities shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

27

11.                               EVENTS OF DEFAULT

11.1                        Medium Term Notes

If any one of the following events (“Events of Default”) occurs and is continuing, the Registered Holder of any Medium Term Note of any Series may give written notice to the Registrar at its specified office that such Medium Term Note is immediately repayable, whereupon it shall immediately become due and repayable at its Final Redemption Amount or in the case of Zero Coupon Securities at its Early Redemption Amount (calculated in accordance with Condition 6.3) together with accrued interest to the date of payment unless, prior to the date that such written notice is received by the Issuer, the Issuer shall have cured or otherwise made good all Events of Default in respect of the Medium Term Notes of such Series:

(i)            default is made in the payment of any principal or Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount, Instalment Amount or Amortised Face Amount (in the case of a Zero Coupon Security) (whether becoming due upon redemption or otherwise) or interest when due, in respect of any Medium Term Note of such Series, and such default continues for a period of seven days; or

(ii)           the Issuer fails to perform or observe any of its obligations under any Medium Term Note of such Series other than those specified in paragraph (i) above and in such case (except where such failure is incapable of remedy) such failure continues for a period of 30 days next following the service by any Registered Holder of any Medium Term Note of such Series on the Issuer of written notice requiring the same to be remedied; or

(iii)          the maturity of any indebtedness for borrowed money of the Issuer amounting in aggregate to U.S.$10,000,000 principal amount (not being moneys borrowed in the ordinary course of banking business) shall have been accelerated by or on behalf of the holder of such indebtedness in accordance with the terms thereof or any agreement relating thereto or any such indebtedness shall not have been paid when due on maturity and such default shall not have been cured within the grace period, if any, originally applicable thereto or default shall be made by the Issuer in honouring when called upon any guarantee or indemnity given by the Issuer in respect of any such indebtedness of others and such default shall not have been cured within the grace period, if any, originally applicable thereto; and such acceleration or default, as the case may be, is not being contested in good faith by the Issuer and is not cured or otherwise made good within seven days after the date upon which written notice of such default shall have been given to the Issuer by or on behalf of the Registered Holder of any Medium Term Note of such Series, provided that the failure by the Issuer duly to make payment under any leveraged lease (as defined in Condition 4 (Negative Pledge)) or similar financial transaction in consequence of the relevant lessee failing to place the Issuer in funds shall not of itself constitute a breach of this paragraph (iii); or

(iv)          otherwise than for the purpose of an amalgamation or reconstruction or merger within the meaning of these words under the laws of the Commonwealth of Australia, a resolution is passed that the Issuer be wound up or dissolved; or

(v)           the Issuer stops payment (within the meaning of Australian or any other applicable bankruptcy law) of its obligations; or

(vi)          an encumbrancer takes possession of or a receiver is appointed of the whole or a substantial part of the undertaking and assets of the Issuer and any such event

28

is continuing for 45 days after its occurrence and would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series or a distress or execution is levied or enforced upon or sued out against the whole or a substantial part of the undertaking and assets of the Issuer which would materially prejudice the performance of the Issuer of its obligations under the Medium Term Notes of such Series and is not discharged within 60 days thereof; or

(vii)                           proceedings shall have been initiated against the Issuer under any applicable bankruptcy, reorganisation or other similar law and such proceedings shall not have been discharged or stayed within a period of 60 days; or

(viii)                        the Issuer shall initiate or consent to proceedings relating to itself under any applicable bankruptcy, insolvency, composition or other similar law (otherwise than for the purpose of amalgamation, reconstruction or merger (within the meaning of those words under the laws of the Commonwealth of Australia)) and such proceedings would materially prejudice the performance by the Issuer of its obligations under the Medium Term Notes of such Series.

11.2                        Subordinated Notes

The following are Events of Default with respect to Subordinated Notes:

(i)                                     (a) the making of an order by a court of the State of Victoria, Commonwealth of Australia or a court with appellate jurisdiction from such court which is not successfully appealed or permanently stayed within 60 days of the entry of such order; or

(b) the valid adoption by the Issuer’s shareholders of an effective resolution,

in each case for the winding up of the Issuer (other than under or in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency); and

(ii)                                  (a) default in the payment of interest on any Subordinated Note when due, continued for 30 days; or

(b) default in the payment of principal of, or any premium on, any Subordinated Note when due.

Upon the occurrence of an Event of Default specified in paragraph (i) above, subject to the subordination provisions, the principal amount of, and all accrued and unpaid interest on, the Subordinated Notes will automatically become due and payable.

If an Event of Default contemplated by paragraph (ii) above with respect to any Subordinated Notes occurs and is continuing, a Subordinated Noteholder may only, in order to enforce the obligations of the Issuer under such Subordinated Noteholder’s Subordinated Notes:

(a)                                  notwithstanding the provisions of paragraph (b) below, institute proceedings in the State of Victoria, Commonwealth of Australia (but not elsewhere) for the winding up of the Issuer (all subject to, and in accordance with, the terms of Condition 12 (Subordination)); or

29

(b)                                institute proceedings for recovery of the money then due, provided that the Issuer will not, by virtue of the institution of any such proceedings (other than proceedings for the winding up of the Issuer) be obliged to pay any sums representing principal or interest in respect of the Subordinated Notes sooner than the same would otherwise have been payable by it.

No remedy against the Issuer other than those referred to in this Condition 11.2, shall be available to the Subordinated Noteholders, whether for the recovery of amounts owing in respect of the Subordinated Notes or in respect of any breach by the Issuer of any of its other obligations under or in respect of the Subordinated Notes.

11.3                        Notification

If an Event of Default occurs under Conditions 11.1 or 11.2 above, the Issuer will promptly after becoming aware of it notify the Registrar of the occurrence of the Event of Default specifying details of it and use its reasonable endeavours to procure that the Registrar promptly notifies the Registered Holder’s of the occurrence of the Event of Default by registered post to the address of the Registered Holders recorded in the Register.

12.                               SUBORDINATION

In the event of the winding up of the Issuer constituting an Event of Default with respect to the Subordinated Notes, there shall be payable with respect to the Subordinated Notes, subject to the subordination provisions discussed above (see Condition 3 (Status)), an amount equal to the principal amount of the Subordinated Notes then outstanding, together with all accrued and unpaid interest thereon to the repayment date.

As a result of the subordination provisions, no amount will be payable in the winding up of the Issuer in Australia in respect of the Subordinated Notes until all claims of Unsubordinated Creditors admitted in the winding up have been satisfied in full.  By subscription for, or transfer of, Subordinated Notes to a Subordinated Noteholder, that Subordinated Noteholder will be taken to have agreed that no amount in respect of the Subordinated Notes will be repaid until all the claims of the Unsubordinated Creditors admitted in the winding up have been satisfied accordingly.  Accordingly, if proceedings with respect to the winding up of the Issuer in Australia were to occur, the Subordinated Noteholders could recover less relative to the holders of deposit liabilities, the holders of Medium Term Notes and the holders of prior ranking subordinated liabilities of the Issuer.  For the avoidance of doubt, the Subordinated Notes do not constitute deposit liabilities of the Issuer.

If in any such winding up, the amount payable with respect to the Subordinated Notes and any claims ranking equally with the Subordinated Notes cannot be paid in full, the Subordinated Notes and other claims ranking equally with the Subordinated Notes will share relatively in any distribution of the Issuer’s assets in a winding up in proportion to the respective amounts to which they are entitled.

In addition, because the Issuer is a holding company as well as an operating company, the rights of the Issuer, its creditors and of the Subordinated Noteholders to participate in the assets of any of the Issuer’s subsidiaries upon the liquidation of such subsidiary will be subject to the prior claims of the subsidiary’s creditors, except to the extent that the Issuer itself may be a creditor with recognised claims against that subsidiary.

30

13.                               MEETING OF REGISTERED HOLDERS, MODIFICATIONS AND WAIVER

13.1                        Meetings of Registered Holders

Meetings of Registered Holders may be convened in accordance with the Meeting Provisions contained in Schedule 2 to the Deed Poll.  Any such meeting may consider any matters affecting the interests of Registered Holders, including, without limitation, the variation of the terms of the Securities by the Issuer and the granting of approvals, consents and waivers, and the declaration of an Event of Default.

13.2                        Modification of the Deed Poll

The Deed Poll may be amended by the Issuer, without the consent of any Registered Holder for the purpose of curing any ambiguity or of curing, correcting or supplementing any defective provision contained therein which does not, in the reasonable opinion of the Issuer, adversely affect the interests of the Registered Holders.  All other amendments to the Deed Poll must be passed at a duly convened meeting of Registered Holders by an Extraordinary Resolution.  The Issuer will notify the Registrar of any amendments made pursuant to this Condition and will use its reasonable endeavours to procure that the Registrar notifies the Registered Holders of the amendment by post to the address of the Registered Holders recorded in the Register.

14.                               FURTHER ISSUES OF SECURITIES

The Issuer may from time to time without the consent of the Registered Holders create and issue further securities either having the same terms and conditions as the Securities in all respects (or in all respects except for the Issue Date or first payment of interest on them) and so that such further issue of securities shall be consolidated and form a single Series with the outstanding Securities of any Series or upon such terms as the Issuer may determine at the time of their issue.  References in these Conditions to the Securities include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single Series with the Securities.

15.                               NOTICES

15.1                        To Registered Holders

All notices by the Issuer to Registered Holders will be valid if posted by ordinary mail to the relevant Registered Holder at its address appearing on the Register (or in the case of joint Registered Holders to the first named).

Any such notice shall be deemed to have been given on the third Business Day after posting if posted to an address in Australia and on the seventh Business Day if posted to an address outside of Australia.

15.2                        To the Issuer and Registrar

All notices by a Registered Holder to the Issuer and Registrar will be valid if posted by ordinary mail to the Issuer and the Registrar at their addresses specified above.  Unless a later time is specified in it, a notice takes effect from the time it is received by the Issuer or Registrar except that if it is received after 5.00pm in the place of receipt or not on a Business Day, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

31

16.                               GOVERNING LAW

The Securities are governed by the laws in force in the State of Victoria.

USE OF PROCEEDS

The net proceeds from the issue of any Notes or Transferable Certificates of Deposit will be used by the Issuer for its general corporate purposes.

32

SCHEDULE 2

PROVISIONS FOR MEETINGS OF REGISTERED HOLDERS

Interpretation

2.                                       In this Schedule:

(a)                                  references to a meeting are to a meeting of Registered Holders of a single Series of Securities and include, unless the context otherwise requires, any adjournment;

(b)                                 references to Securities are only to the Securities of the Series in respect of which a meeting has been, or is to be, called, and references to Registered Holders are to the holders of those Securities, respectively;

(c)                                  agent means a proxy for, or representative of, a Registered Holder;

(d)                                 Extraordinary Resolution means a resolution passed at a meeting duly convened and held in accordance with this Deed by a majority of at least 75 per cent of the votes cast;

(e)                                  Ordinary Resolution means a resolution passed at a meeting duly convened and held in accordance with this Deed by a clear majority of the votes cast; and

(f)                                    references to persons representing a proportion of the Securities are to Registered Holders or agents holding or representing in aggregate at least that proportion in Nominal Amount of the Securities for the time being outstanding.

Powers of Meetings

3.                                       A meeting shall, subject to the Conditions and without prejudice to any powers conferred on other persons by this Deed, have power by Extraordinary Resolution:

(a)                                  to sanction any proposal by the Issuer or any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Registered Holders in their capacity as Registered Holders against the Issuer, whether or not those rights arise under the Securities;

(b)                                to sanction any proposal by the Issuer for the exchange or substitution for the Securities of, or the conversion of the Securities into, shares, bonds or other obligations or securities of the Issuer or any other entity;

(c)                                 to assent to any modification of this Deed or the Securities proposed by the Issuer or any other entity;

(d)                                to authorise anyone to concur in and do anything necessary to carry out and give effect to an Extraordinary Resolution;

(e)                                 to give any authority, direction or sanction required to be given by Extraordinary Resolution;

(f)            to appoint any persons (whether Registered Holders or not) as a committee or committees to represent the Registered Holders’ interests and to confer on them any powers or discretions which the Registered Holders could themselves exercise by Extraordinary Resolution; and

33

(g)                                 to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Deed,

provided that the provisions relating to quorum contained in paragraph 11 will apply to any resolution for the purpose of subparagraphs 2(a) to (g), or any amendment to this proviso.  However, pursuant to Condition 6.8, unless otherwise specified or determined by APRA, the prior approval of APRA is required to modify the terms of any Series of Subordinated Notes.

Convening a Meeting

4.                                       The Issuer may at any time convene a meeting.  If the Issuer receives a written request by Registered Holders holding at least 10 per cent of the aggregate Nominal Amount of the Securities of any Series for the time being outstanding and is indemnified to its satisfaction against all costs and expenses, the Issuer shall convene a meeting of the Registered Holders of that Series.  Every meeting shall be held at a time and place approved by the Issuer which must be in Victoria.

5.                                       At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Registered Holders.  A copy of the notice shall be given by the party convening the meeting to the other parties.  The notice shall specify the day, time and place of meeting and the nature of the resolutions to be proposed and shall explain how Registered Holders may appoint proxies or representatives and the details of the time limits applicable.

Arrangements for Voting

6.                                       A Registered Holder may, by an instrument in writing in the form available from the Registrar in the English language executed by or on behalf of the Registered Holder and delivered to the Registrar at least 24 hours before the time fixed for a meeting, appoint any person (a proxy) to act on his behalf in connection with that meeting.  A proxy need not be a Registered Holder.

7.                                       A corporation which is the Registered Holder of a Security may, by delivering to the Registrar at least 24 hours before the time fixed for a meeting a certified copy of a resolution executed under its common seal, executed in accordance with Section 127(1) of the Corporations Act or signed on its behalf by its duly appointed attorney or a person authorised under Section 250D of the Corporations Act to act as the corporation’s representative at the meeting (with, if it is not in English, a certified translation into English), authorise any person to act as its representative (a representative) in connection with that meeting.

8.                                       Any vote cast at a meeting by a proxy or a representative appointed by Registered Holders in accordance with paragraphs 5 or 6 above is valid despite any previous revocation or amendment of the appointment of the proxy or representative (as applicable) or any of the relevant Registered Holder’s instructions pursuant to which the form referred to in paragraph 5 was executed unless written notice of such revocation or amendment is received from the relevant Registered Holder by the Registrar in each case at least 24 hours before the time fixed for the meeting.

Chairman

9.                                       The chairman of a meeting shall be such person as the Issuer may nominate in writing, but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Registered Holders or agents present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman.  The chairman need not be a Registered Holder or

34

agent.  The chairman of an adjourned meeting need not be the same person as the chairman of the original meeting.

Attendance

10.                                 The following may attend and speak at a meeting:

(a)                                  Registered Holders and agents;

(b)                                 the chairman;

(c)                                  the Issuer and the Registrar (through their respective representatives) and their respective financial and legal advisers; and

(d)                                 the Dealers (if any).

No one else may attend or speak.

Quorum and Adjournment

11.                                 No business (except choosing a chairman) shall be transacted at a meeting unless a quorum is present at the commencement of business.  If a quorum is not present within 15 minutes from the time initially fixed for the meeting, it shall, if convened on the requisition of Registered Holders, be dissolved.  In any other case it shall be adjourned until such date, not less than 14 nor more than 42 days later, and time and place as the chairman may decide.  If a quorum is not present within 15 minutes from the time fixed for a meeting so adjourned, the meeting shall be dissolved.

12.                                 Two or more Registered Holders or agents present in person shall be a quorum:

(a)                                  in the cases marked ‘No minimum proportion’ in the table below, whatever the proportion of the Securities which they represent; and

(b)                                 in any other case, only if they represent the proportion of the Securities shown by the table below.

Purpose of meeting	Required proportion of the Securities outstanding
	Any meeting except one referred to in next column	Meeting previously adjourned through want of a quorum
To pass a resolution in connection with the matters listed in paragraph 2 of this Schedule	A clear majority	33 per cent
Any other purpose	A clear majority	No minimum proportion

13.                                 The chairman may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place.  Only business which could have been transacted the original meeting may be transacted at a meeting adjourned in accordance with this paragraph or paragraph 10.

14.                                 At least 10 days’ notice of a meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and that notice shall state the quorum required at the adjourned meeting.  No notice need, however, otherwise be given of an adjourned meeting.

35

Voting

15.                                 Each question submitted to a meeting shall be decided by a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by the chairman, the Issuer or one or more persons representing 2 per cent of the Securities.

16.                                 Unless a poll is demanded a declaration by the chairman that a resolution has or has not been passed shall be conclusive evidence of the fact without proof of the number or proportion of the votes cast in favour of or against it.

17.                                 If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such adjournment as the chairman directs.  The result of the poll shall be deemed to be the resolution of the meeting at which it was demanded as at the date it was taken.  A demand for a poll shall not prevent the meeting continuing for the transaction of business other than the question on which it has been demanded.

18.                                 A poll demanded on the election of a chairman or on a question of adjournment shall be taken at once.

19.                                 A Registered Holder or, in the case of a Security registered as being owned jointly, the person whose name appears first on the Register as one of the owners of the Security, is entitled to vote in respect of the Security either in person or by proxy.

20.                                 Subject to paragraph 18, on a show of hands every person who is present in person and is a Registered Holder or is a proxy or representative has one vote.  On a poll every such person has one vote in respect of each proportion of the Nominal Amount of the Securities equal to the minimum denomination of such Series of Securities registered in that person’s name or in respect of which that person is a proxy or representative.  Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

21.                                 In case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to any other votes which he may have.

Use of Ordinary Resolution

22.                                 The Registered Holders have the power by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

Effect and Publication of an Extraordinary Resolution

23.                                 An Extraordinary Resolution or Ordinary Resolution shall be binding on all the Registered Holders, whether or not present at the meeting and each of them shall be bound to give effect to it accordingly.  The passing of such a resolution shall be conclusive evidence that the circumstances justify its being passed.  The Issuer shall give notice of the passing of an Extraordinary Resolution or Ordinary Resolution to Registered Holders within 14 days but failure to do so shall not invalidate the resolution.

Resolutions in writing

24.                                 A resolution is passed:

(a)                                 if it is an Ordinary Resolution, where within one month from the Notification Date, Registered Holders representing a clear majority of the aggregate Nominal Amount of outstanding Securities of any Series as at the Notification Date have signed the resolution; or

36

(b)                                 if it is an Extraordinary Resolution, where within one month from the Notification Date, Registered Holders representing at least 75% of the aggregate Nominal Amount of outstanding Securities of any Series as at the Notification Date have signed the resolution, and any such resolution is deemed to have been passed on the date on which the last Registered Holder whose signature on the resolution caused it to be so passed signed it (as evidenced on its face).  For the purpose of this paragraph, Notification Date means the date stated in the copies of the resolutions to be made in writing sent for that purpose to the Registered Holders, which must be no later than the date on which the resolution is first notified to Registered Holders.

25.                                 The accidental omission to give a copy of the resolution to, or the non-receipt of such a copy by, any Registered Holder does not invalidate a resolution in writing made pursuant to paragraph 23.

26.                                 A resolution in writing signed by Registered Holders may be contained in one document or in several documents in like form each signed by one or more Registered Holders.

Minutes

27.                                 The Registrar must keep minutes of the proceedings of every meeting of Registered Holders.  Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting, shall be conclusive evidence of the matters in them.  Until the contrary is proved, every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

Austraclear

28.                                 If Securities of any Series are lodged in the Austraclear System, all dealings (including the convening and holding of meetings) in relation to those Securities within the Austraclear System will be governed by the Austraclear Regulations and need not comply with these Meeting Provisions to the extent of any inconsistency.

37

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne, VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

28 May 2004

Company Announcements

Australian Stock Exchange

Level 10

20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited Interim Dividend 2004 – Dividend Reinvestment Plan Price and Bonus Option Plan Price

ANZ Directors declared the Interim Dividend of 47 cents on 26 May 2004.  The dividend is payable on 1 July 2004 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 20 May 2004.

The price set for shares to be allotted under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is $17.84 being the volume weighted average sale price of ANZ shares during the five trading days following the Record Date.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

Corporate Affairs
Level 22, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899 www.anz.com

For Release: 2 June 2004

John Morschel to join the Board of ANZ

The Chairman of Australia and New Zealand Banking Group Limited Mr.Charles Goode today announced the appointment of Mr.John Morschel to the ANZ Board of Directors.

Mr.Morschel has a strong background in banking and financial services and is one of Australia’s most experienced company directors.

From 1993 until 2001, he was a Director of Westpac Banking Corporation, including two years as Executive Director, where his responsibilities included retail banking and wealth management.

Mr.Morschel is currently Chairman of Rinker Group Limited and is a Director of Rio Tinto plc, Singapore Telecommunications Limited and Tenix Pty Limited.  Formerly he was Chairman of Leighton Holdings Limited, Chairman of CSR and Chairman of Comalco Limited.

Previously Mr.Morschel had a distinguished career with Lend Lease Corporation where he was Managing Director from 1988 to 1995.  His other roles at Lend Lease included Managing Director of MLC from 1984 to 1988.

In announcing Mr.Morschel’s appointment, Mr.Goode said: “We are very pleased to have someone of John’s calibre and experience join the Board.

“He brings with him the experience of being a director of major Australian and international companies and extensive experience in banking and financial services,” Mr.Goode said.

Mr.Morschel’s appointment is effective 1 October 2004.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to subscribe for ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,428,151

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1,664,836 unlisted Long Term Incentive options exercisable after 10 May 2007 and before the close of business on 10 May 2011 (after which date the options will lapse), at an exercise price of $18.22. Half of the options may only be exercised once the ANZ Total Shareholder Return (‘ANZ TSR’) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the Exercise Period has commenced), and Half the options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the Exercise Period has commenced)

		2,751,348 unlisted performance based options exercisable after 10 May 2007 and before the close of business on 10 May 2011 (after which date the options will lapse), at an exercise price of $18.22.

11,967 unlisted options issued to Sir John Anderson, Managing Director of ANZ Banking Group (New Zealand) Limited and Chief Executive Officer of the National Bank of New Zealand Limited, exercisable immediately following grant on 11 May 2004 and before the close of business on 10 May 2006 (after which date the options will lapse) at a zero exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

Inapplicable, as no ANZ options are currently listed, save that in the event of exercise, the resulting ordinary shares issued will rank equally in all respects from the date of allotment with the existing class of quoted securities.

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	4,416,184 unquoted options issued to employees as part of performance incentive

11,967 unquoted options issued to Sir John Anderson, Managing Director of ANZ Banking Group (New Zealand) Limited and Chief Executive Officer of the National Bank of New Zealand Limited.

6	Purpose of the issue	As above
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	4,428,151 options	11 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,811,500,909	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	40,014,695	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 16 June 2004
Secretary

Print name:	John Priestley

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,946,369

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		2,946,369 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	11,967 shares	at Nil consideration
		19,000 shares	at $9.39 each
		115,000 shares	at $10.48 each
		10,000 shares	at $11.09 each
		12,500 shares	at $12.03 each
		467,600 shares	at $12.98 each
		588,039 shares	at $13.62 each
		110,718 shares	at $13.91 each
		244,282 shares	at $14.20 each
		15,000 shares	at $16.33 each
		1,080 shares	at $17.34 each
		4,420 shares	at $17.55 each
		852 shares	at $17.60 each
		82,077 shares	at $18.03 each
		1,263,834 shares	at $18.22 each

6	Purpose of the issue	1,682,535 shares issued on exercise of options.
	(If issued as consideration for the acquisition of assets, clearly identify those assets)	1,263,834 shares issued to trustee to hold for the beneficial interest of employees under the ANZ Employee Share Acquisition Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26,710 shares 8,275 shares 79,444 shares	03 May 2004 04 May 2004 05 May 2004
		25,325 shares	06 May 2004
		141,959 shares	07 May 2004
		179,400 shares	10 May 2004
		1,295,174 shares	11 May 2004
		496,292 shares	12 May 2004
		70,000 shares	13 May 2004
		185,407 shares	14 May 2004
		39,875 shares	17 May 2004
		186,076 shares	18 May 2004
		73,582 shares	19 May 2004
		106,600 shares	20 May 2004
		2,000 shares	21 May 2004
		30,250 shares	28 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,811,500,909	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	40,014,695	Options on issue
		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

to indicate you are providing the or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)

All entities

Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 16 June 2004
Secretary

Print name:	John Priestley